                                                                    Exhibit 99.1
[GRAPHIC]

[GRAPHIC]                                                        [LOGO] MICRO(R)
                                                    Breathing Life into Mobility

[GRAPHIC]                                                     Advanced Solutions
                                                           for Industry Leaders!

[GRAPHIC]                                                          PO//2//WER(R)
                                                                      MANAGEMENT

[GRAPHIC]                                               2007 ANNUAL REPORT

                                                        NASDAQ: OIIM; SEHK: 0457
                                                        www.o2micro.com

CONTENTS

CORPORATE INFORMATION                                                          1

CHAIRMAN'S STATEMENT                                                           3

FINANCIAL HIGHLIGHTS                                                           4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                                                          6

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                             18

DIRECTORS AND SENIOR MANAGEMENT                                               19

DIRECTORS' REPORT                                                             21

CORPORATE GOVERNANCE REPORT                                                   32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       38

CORPORATE INFORMATION

Independent Registered           Deloitte Touche Tohmatsu
Public Accounting Firm           35th Floor, One Pacific Place
                                 88 Queensway
                                 Hong Kong

Legal counsel                    Morrison & Foerster LLP                             Maples and Calder
                                 Hong Kong office                                    PO Box 309
                                 41st Floor, Edinburgh Tower,                        Ugland House
                                 The Landmark                                        South Church Street,
                                 15 Queen's Road Central                             Grand Cayman KY1-1104
                                 Hong Kong                                           Cayman Islands

                                 Palo Alto office
                                 755 Page Mill Road
                                 Palo Alto, California, USA 94304

Board of Directors               Executive Directors
                                 Sterling Du (Chairman, Chief
                                 Executive Officer)
                                 Chuan Chiung "Perry" Kuo
                                 (Chief Financial Officer)
                                 James Elvin Keim (Head of
                                 Marketing and Sales)

                                 Independent Non-executive Directors
                                 Michael Austin
                                 Geok Ling Goh
                                 Keisuke Yawata
                                 Lawrence Lai-Fu Lin
                                 Xiaolang Yan
                                 Ji Liu

Qualified Accountant             Jane Liang (CPA)

Joint Company Secretaries        Chuan Chiung "Perry" Kuo
                                 Ngai Wai Fung (FCS and FCIS)

Authorized Representatives       Chuan Chiung "Perry" Kuo
                                 Sterling Du

Hong Kong Branch Share           Computershare Hong Kong Investor Services Limited
Registrar and Transfer Office    Shops 1712-1716, 17th Floor
                                 Hopewell Centre
                                 183 Queen's Road East
                                 Wanchai, Hong Kong

Depositary for American          The Bank of New York
Depositary Receipts              ADR Division
                                 One Wall Street, 29th Floor
                                 New York, New York, USA 10286

Compliance Advisor               Evolution Watterson Securities Limited
                                 5th Floor, 8 Queen's Road Central
                                 Hong Kong

Corporate Headquarters           Grand Pavilion Commercial Centre, West Bay Road
                                 PO Box 32331 SMB, George Town
                                 Grand Cayman, Cayman Islands
                                 Phone: (345) 945-1110
                                 Fax: (345) 945-1113

Other Addresses                  3118 Patrick Henry Drive                            11th Floor, 54, Sec 4,
                                 Santa Clara, CA, USA 95054                          Minsheng E. Road
                                 Phone: (408) 987-5920                               Taipei, Taiwan 105
                                 Fax: (408) 987-5929                                 Phone: (886) 2-2545-9095
                                                                                     Fax: (886) 2-2547-1721

Registered office                Maples Corporate Services Limited
                                 Ugland House, P.O. Box 309
                                 South Church Street
                                 Grand Cayman KY1-1104, Cayman Islands

Place of business in Hong Kong   8th Floor, Gloucester Tower
registered under Part XI of      The Landmark, 15 Queen's Road Central
the Companies Ordinance          Hong Kong

CHAIRMAN'S STATEMENT

TO OUR SHAREHOLDERS

O//2//Micro had an outstanding year in 2007. We executed on our core business strategies and achieved financial results reflective of our efforts. We achieved record revenue and net income of $165.5 million and $25.0 million, respectively. Our established business units performed well and we continued to invest in key areas to drive organic long-term growth.

Our consumer products line did well in the marketplace. Our innovations for backlighting continue to be adopted by leading LCD TV and LCD monitor companies. We maintain a strong market position in CCFL inverter lines, while investing in our next-generation products. For example, our new Single Power IC offering for LCD TVs is an exciting innovation where we have developed a new half-bridge backlight inverter that simplifies the LCD TV power train and lowers costs by reducing components, improving efficiency, and reducing heat dissipation.

Our computer products line also had an excellent year on several fronts. First, our PCI Express family of notebook adapter controller products benefited from a virtuous combination of design wins, new product offerings, and improved production processes. This allowed us to gain design wins at key notebook computer OEMs during 2007. In addition, our DC/DC products, based on our patented Constant-Ripple-Current(TM) ("CRC") technology, are successfully penetrating our target markets, offering us the potential to increase our dollar content within the key notebook segment. At the same time, we enjoyed strong success in backlighting for notebook computers with our traditional CCFL inverters and our new LED drivers. In fact, our LED drivers won several key designs and our patent pending Area Lighting Technology(TM) ("ALT") should help us further sustain a strong market presence as LED backlighting continues to grow in future years.

The strength in our core consumer and computer lines is complimented by the investments we are making in industrial and security products. Our flagship
CCFL inverters continue to do well in industrial applications, especially in the automotive market, but we believe there is an important opportunity in battery management that is emerging. Our battery management products are gaining momentum and we are stimulating new design activity across various industrial applications using our patented cell-balancing technology for Lithium Ion batteries. In fact, we have early stage design wins in battery management to address the needs for the industrial power tool and electric bicycle markets, and we expect to see early results from this new business in 2008. Meanwhile, our VPN Security group has begun to develop a global distribution channel, which also gives us reason for optimism in 2008. Within our VPN security products, we have a unique opportunity to grow off a small base in a very large market.

Looking backward, O//2//Micro has built a solid foundation. Our company was significantly profitable and we have invested for the future. Looking forward, we will strive to build on this foundation and develop our investments to reach their potential. Our ongoing success is a tribute to the partnership that we have maintained among our employees, shareholders, and customers.

We appreciate your ongoing support,


/s/ Sterling Du
------------------------------
Sterling Du
Chairman of the Board and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

CONSOLIDATED BALANCE SHEETS
(in Thousand US Dollars, Except Per Share Amounts)

                                                                December 31,
                                                           --------------------
                                                             2006        2007
                                                           --------    --------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                               $ 45,438    $ 52,597
   Restricted cash                                            8,342       6,830
   Short-term investments                                    19,697      28,650
   Accounts receivable, net                                  18,987      24,600
   Inventories                                               14,076      22,127
   Prepaid expenses and other current assets                  7,379       7,476
                                                           --------    --------
      Total current assets                                  113,919     142,280
                                                           --------    --------
LONG-TERM INVESTMENTS                                        24,059      26,715
                                                           --------    --------
PROPERTY AND EQUIPMENT, NET                                  41,427      43,148
                                                           --------    --------
RESTRICTED ASSETS                                            14,540      12,393
                                                           --------    --------
OTHER ASSETS                                                  3,075       3,876
                                                           --------    --------
TOTAL                                                      $197,020    $228,412
                                                           ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes and accounts payable                                $9,851     $10,841
   Income tax payable                                           991       1,065
   Accrued expenses and other current liabilities            12,212      11,597
                                                           --------    --------
      Total current liabilities                              23,054      23,503
                                                           --------    --------
OTHER LONG-TERM LIABILITIES
   Accrued pension liabilities                                  455         520
                                                           --------    --------
   FIN 48 tax liabilities                                        --         210
                                                           --------    --------
   Total liabilities                                         23,509      24,233
                                                           --------    --------
COMMITMENTS AND CONTINGENCIES                                    --          --
SHAREHOLDERS' EQUITY
   Preference shares at $0.00002 per value per share;
      Authorized - 250,000,000 shares                            --          --
   Ordinary shares at $0.00002 par value per share;
      Authorized - 4,750,000,000 shares;
      Issued -1,906,969,950 shares and 1,911,868,150
      shares as of December 31, 2006 and 2007                    38          38
   Additional paid-in capital                               140,224     144,944
   Retained earnings                                         33,877      56,847
   Accumulated other comprehensive (loss) gain                 (628)      3,646
   Treasury stock -- 5,000,000 shares as of
   December 31, 2007                                             --      (1,296)
                                                           --------    --------
      Total shareholders' equity                            173,511     204,179
                                                           --------    --------
TOTAL                                                      $197,020    $228,412
                                                           ========    ========

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands of US Dollars, Except Per Share Amounts)

                                                        Years Ended December 31,
                                                        ------------------------
                                                            2006         2007
                                                         ---------    ---------
NET SALES                                                $ 124,915    $ 165,540
COST OF SALES                                               56,772       71,099
                                                         ---------    ---------
GROSS PROFIT                                                68,143       94,441
                                                         ---------    ---------
   OPERATING EXPENSES (INCOME)
   Research and development (a)                             31,751       34,624
   Selling, general and administrative (a)                  29,209       34,712
   Patent related litigation                                10,962       10,848
   Litigation income                                            --       (9,364)
   Stock Exchange of Hong Kong listing expenses                786           --
                                                         ---------    ---------
      Total operating expenses                              72,708       70,820
                                                         ---------    ---------
(LOSS) INCOME FROM OPERATIONS                               (4,565)      23,621
                                                         ---------    ---------
NON-OPERATING INCOME (EXPENSES)
   Interest income                                           3,627        3,262
   Impairment loss on long-term investments                   (756)          --
   Foreign exchange loss, net                                 (261)        (548)
   Other, net                                                  248          105
                                                         ---------    ---------
      Total non-operating income                             2,858        2,819
                                                         ---------    ---------
(LOSS) INCOME BEFORE INCOME TAX                             (1,707)      26,440
INCOME TAX (BENEFIT) EXPENSE                                (2,450)       1,456
                                                         ---------    ---------
NET INCOME                                                     743       24,984
                                                         ---------    ---------
OTHER COMPREHENSIVE INCOME (LOSS)
   Foreign currency translation adjustments                    695        1,667
   Unrealized (loss) gain on available-for-sale
      securities                                              (205)       2,702
   Unrealized pension loss                                      --          (95)
                                                         ---------    ---------
      Total other comprehensive income                         490        4,274
                                                         ---------    ---------
COMPREHENSIVE INCOME                                     $   1,233    $  29,258
                                                         =========    =========
EARNINGS PER SHARE:
   Basic                                                 $  0.0004    $  0.0131
                                                         =========    =========
   Diluted                                               $  0.0004    $  0.0129
                                                         =========    =========
SHARES USED IN EARNINGS PER SHARE CALCULATION:
   Basic (in thousands)                                  1,932,575    1,905,725
                                                         =========    =========
   Diluted (in thousands)                                1,946,896    1,943,785
                                                         =========    =========
(a)  INCLUDES STOCK-BASED COMPENSATION
     CHARGE AS FOLLOWS:
      Research and development                           $   1,181    $   1,058
      Selling, general and administrative                    1,408        1,408
                                                         ---------    ---------
                                                         $   2,589    $   2,466
                                                         =========    =========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

     Our net sales have grown from US$124.9 million in 2006 to US$165.5 million in 2007. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications applications. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

     Operating expenses decreased from US$72.7 million in 2006 to US$70.8 million in 2007. Our operating expenses decreased primarily due to the offset from litigation income received in 2007.

     Our net income was US$743,000 in 2006 and US$25.0 million in 2007. We have been profi table in each quarter since the quarter ended September 30, 1999 except for the quarter ended June 30, 2006. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction as well as recent litigation income from certain litigation matters. Our profitability resulted in retained earnings of US$56.8 million as of December 31, 2007.

     We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Although we have developed certain internal testing capability, as a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which helps offset the capital we need to invest in these activities. We also use independent assembly suppliers for the production of our systems security solutions products.

     We sell our products through a combination of direct sales offi ces, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan, and the United States, as well as distributors in Japan. In the years ended December 31, 2006 and 2007, we continued to experience increased sales.

     Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

FACTORS THAT AFFECT OUR RESULTS OF OPERATIONS

Demand for consumer electronics and computer products

     The majority of our net sales is generated from sales of our products used in liquid crystal display (LCD) notebook computer panels, LCD televisions, LCD monitors, and LCD panels for global positioning systems (GPS). As a result, changes in demand for these products may affect our results of operations. The markets for these products have experienced strong growth in the past, driven primarily by the consumer preference toward thinner and larger displays and mobile computing. Although these trends have increased the demand for our products, there can be no assurance that such trends will continue.

Technology migration and new products

     Due to rapid technological advances in the semiconductor industry, and frequent new product introductions by our customers and our competitors, our success depends in part on our ability to develop and introduce new products in a timely manner. As a result, we continue to actively develop new products that have improved features and can achieve broad commercial acceptance. In addition, the price of integrated circuit products tends to decline over the product's life cycle as the current generation of integrated circuits is replaced by next-generation products. We also work closely with customers to identify their future product needs and establish engineering priorities for new product design and development. We intend to continue to leverage our analog and mixed-signal design expertise to develop products.

Manufacturing costs

     As a fabless semiconductor company, we rely on third-party foundries to manufacture our integrated circuits. We also rely on third-party assembly and testing service providers to assemble, package and test our integrated circuits prior to shipping. Our cost of sales includes the cost of these assembly, packaging and testing services and the cost of integrated circuits. Our cost of sales accounted for approximately 45.4% and 42.9% of our net sales for each of the years ended December 31, 2006 and 2007. In general, the cost of foundry services depends on prevailing wafer costs, which in turn depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization. We continue to undertake efforts to reduce our cost of sales by developing long-term relationships with third-party foundries and service providers to achieve better pricing, improving our product designs and deploying more advanced product and manufacturing process technologies.

Research and development expenditures

     Research and development is a high priority for us. As at December 31, 2007, we had 627 design engineers, representing more than 57% of our total workforce. In 2006 and 2007, we spent 25.4% and 20.9% of our net sales in research and development expenditures, respectively. We believe that these ratios are higher than those for many of our peers in the industry. Higher research and development expenditures increase the cost of our operations and there can be no assurance that such expenditures will enable us to develop better products than our competitors.

Patent related litigation

     Patent related litigation expenses arising out of our legal proceedings in the United States, Taiwan, China and other countries also affect our results of operations. These expenses primarily consist of the fees of external legal counsel and consultants. We also incur patent litigation expenses defending lawsuits brought against us. As of December 31, 2007, we have on deposit an amount of New Taiwan dollars equivalent to approximately US$12.4 million with the courts in Taiwan in connection with our applications for preliminary injunctions and provisional attachments on the alleged breaches of our patents. These deposits in the form of Taiwan government bonds, certifi cate of deposits and cash are deposited with the Taiwan courts and are accounted for as restricted assets on our balance sheet. If we lose our lawsuits, we could forfeit some of these deposits and face additional penalties as well. We expect to continue to incur patent litigation expenses in future, and such expenses might fluctuate. To date, other than the deposit of court bonds, we have not made any provisions with respect to these patent litigations based on our consultation, from time to time, with our external counsel and technical experts on the probability that a contingent loss may be incurred as result of these litigations.

Seasonality

     The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

CRITICAL ACCOUNTING POLICIES

Revenue recognition and accounts receivable allowances

     We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criterion (4) is based on management's judgments regarding the collectibility of those fees.

     For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors' sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment.

     We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

     Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-lived assets

     We evaluate the recoverability of property and equipment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and the remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse effect on our results of operations.

Income taxes

     Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109", establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. Our income taxes are accounted in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Legal contingencies

     We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No.5, "Accounting for Contingencies", should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

     We grant stock options and other awards to our employees and certain non-employees. Prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares of our Company (the "Shares") and the exercise price of the stock option.

     Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (R), "Share-Based Payments," using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R)). Results for periods prior to January 1, 2006, have not been restated.

Treasury stock

     We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of our issued share capital.

Research and development costs

     Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or signifi cantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Years ended December 31, 2006 and 2007

     The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

                                                       Year ended   December 31,
                                                       ----------   ------------
                                                          2006          2007
                                                         -----         -----
                                                           %             %
Consolidated statement of income data:
Net sales                                                100.0         100.0
Cost of sales                                             45.4          42.9
                                                         -----         -----
Gross profit                                              54.6          57.1
Operating expenses (income):
   Research and development                               25.4          20.9
   Selling, general and administrative                    23.4          21.0
   Patent related litigation                               8.8           6.6
   Litigation income                                        --          (5.7)
   Stock Exchange of Hong Kong listing expenses            0.6            --
                                                         -----         -----
   Total operating expenses                               58.2          42.8
                                                         -----         -----
(Loss) income from operations                             (3.6)         14.3
Non-operating income -- net                                2.2           1.7
Income tax (benefit) expenses                             (2.0)          0.9
                                                         -----         -----
Net income                                                 0.6          15.1
                                                         =====         =====

     The following table sets forth the breakdown of our net sales by product category in each of 2006 and 2007:

                                                        Year ended  December 31,
                                                            2006         2007
                                                          (US$000)    (US$000)
Integrated circuits:
  Analog                                                    98,612     126,436
  Mixed-signal                                               8,554      13,280
  Digital                                                   17,097      23,856
Systems security solutions                                     646       1,967
Licensed intellectual property                                   6           1
                                                          --------    --------
Total                                                      124,915     165,540
                                                          ========    ========

     Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2007 were US$165.5 million, an increase of US$40.6 million or 32.5% from US$124.9 million for the year ended December 31, 2006. The increase in sales resulted primarily from increased unit shipments to our existing customers, expansion of our customer base and the introduction of new products. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications continued to increase from 2006 to 2007. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their notebook computers, LCD televisions, desktop monitors and portable media players. Net sales from analog integrated circuit products in 2007 were US$126.4 million, an increase of US$27.8 million or 28.2% from US$98.6 million in 2006. In 2007, net sales from our digital integrated circuit products were US$23.9 million, an increase of US$6.8 million or 39.5% from US$17.1 million in 2006, which resulted primarily from increased sales of CardBus controller products in 2007. In 2007, net sales from our mixed-signal integrated circuit products were US$13.3 million, an increase of US$4.7 million or 55.2% from US$8.6 million in 2006, which primarily resulted from increased shipments for our power switch and DC/DC controller products.

     Gross Profit. Gross profi t represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2007 was US$94.4 million, an increase of US$26.3 million or 38.6% from US$68.1 million for the year ended December 31, 2006. This increase was primarily due to increased sales of our integrated circuit products. Gross profit as a percentage of net sales for the year ended December 31, 2007 increased to 57.1% from 54.6% for the year ended December 31, 2006 primarily due to increased sales of our higher margin products and the decline of manufacturing unit prices from third-party foundries and assembly and testing service providers. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2007 were US$34.6 million, an increase of US$2.9 million or 9.0% from US$31.8 million for the year ended December 31, 2006. This increase primarily resulted from increased hiring of design engineers and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 20.9% for the year ended December 31, 2007, a decrease from 25.4% for the year ended December 31, 2006. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, professional fees paid to external auditors, consulting fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were US$34.7 million, an increase of US$5.5 million or 18.8% from US$29.2 million for the year ended December 31, 2006. This increase was primarily due to increased consulting fees, increased professional fees paid to external auditors, additional hiring of personnel and increased promotional expense. As a percentage of net sales, selling, general and administrative expenses were 21.0% for the year ended December 31, 2007, a decrease from 23.4% for the year ended December 31, 2006. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

     Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the year ended December 31, 2007 were US$10.8 million, a decrease of US$114,000 or 1.0% from US$11.0 million for the year ended December 31, 2006. As a percentage of net sales, patent related litigation expenses were 6.6% for the year ended December 31, 2007, a decrease from 8.8% for the year ended December 31, 2006. We expect that patent related litigation expenses will continue to fluctuate for the foreseeable future.

     Litigation Income. Litigation income consist primarily of amounts received from settlement, damage awards, award of costs and related interest. Litigation income for the year ended December 31, 2007 was US$9.4 million, an increase of US$9.4 million or 100% from none for the year ended December 31, 2006. This increase was due to payments received since the quarter ended June 30, 2007. We expect that litigation income will continue to fluctuate for the foreseeable future.

     Stock Exchange of Hong Kong Listing Expenses. The Stock Exchange of Hong Kong Limited (the "SEHK") listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the year ended December 31, 2007 was none, a decrease of US$786,000 or 100% from US$786,000 for the year ended December 31, 2006. This decrease was primarily due to the completion of our SEHK listing in March 2006.

     Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments, and foreign exchange transaction losses. Non-operating income-net was US$2.8 million for the year ended December 31, 2007, decreasing from US$2.9 million for the year ended December 31, 2006 primarily due to decreased interest income, increased net foreign exchange loss and decrease other net income offset by decreased impairment loss on long-term investments.

     Income Tax Expense (benefit). Income tax expense was approximately US$1.5 million for the year ended December 31, 2007, compared to an income tax benefit of US$2.5 million for the year ended December 31, 2006. This increase in income tax expense was primarily due to increase income before income tax and a reversal of an accrual of income tax payable upon the completion of examination of tax filing for 2001 by Taiwan Tax Authority in 2006.

     Net income. As a result of the above factors, our net income was US$25.0 million for the year ended December 31, 2007, an increase of US$24.2 million from US$743,000 for the year ended December 31, 2006. Our net income as a percentage of net sales increased to 15.1% for the year ended December 31, 2007 from 0.6% for the year ended December 31, 2006. This increase was primarily due to the increase both in net sales and litigation income.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

     Since our inception, we have financed our operations primarily through private sales of securities, our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of December 31, 2007, cash and cash equivalents and short-term investments were US$81.2 million.

Operating activities

     Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$3.3 million and US$21.4 million for the years ended December 31, 2006 and 2007, respectively.

     The increase between 2006 and 2007 was mainly due to an increase of US$24.2 million in net income, a decrease in the reversal of income tax payable of US$2.5 million, an increase in depreciation and amortization of US$2.0 million and an increase of US$5.6 million in accounts receivable in 2007 as compared to an increase of US$7.5 million in 2006 offset by an increase of US$8.2 million in inventories in 2007 as compared to an decrease of US$1.9 million in 2006 and an increase of US$990,000 in notes and accounts payable in 2007 as compared to an increase of US$4.1 million in 2006. The increase in net income was primarily due to increase both in net sales and litigation income. The decrease in the reversal of income tax payable in 2007 was primarily due to decreased reversal of tax accruals in 2007 based on our measurements of uncertain tax positions. The increase in depreciation and amortization in 2007 was primarily due to continuous capital equipment purchases. The increase of accounts receivable in 2007 was primarily due to continuously increased sales to customers on credit. The increase in inventories in 2007 was primarily due to increased purchases of wafers in anticipation of growth of sales. The increase in notes and accounts payable in 2007 was primarily due to increased production in anticipation of growth of sales and expenses related to our operations.

Investing activities

     In 2007, we had a net cash outflow from investing activities of US14.3 million as compared to a net cash inflow of US$1.7 million in 2006. This increase in net cash used by investing activities between 2006 and 2007 was principally due to a net purchase of short-term investments of US$8.9 million in 2007 as compared to net sales of short-term investment of US$35.5 million in 2006 offset by a decrease of US$ 15.2 million in acquisition of property and equipment and decrease in acquisition of long-term investments of US$8.1 million. The decrease in acquisition of property and equipment was primarily due to our capital expenditure of US$23.4 million in 2006 as compared to US$8.1 million in 2007. The decrease in acquisition of long-term investments was primarily due to our investment in Asia SinoMos Semiconductor Inc. in 2006.

Financing activities

     Our net cash outflow from our financing activities in 2006 was US$6.2 million as compared to a net cash outflow of US$956,000 in 2007. The decrease in net cash used between 2006 and 2007 was primarily due to the repurchase of US$4.3 million of our Shares and American depositary shares under a share repurchase program in 2007 as compared to a repurchase of US$7.6 million in 2006, which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

Working capital

     The Directors believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this report. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

DIVIDEND POLICY

Dividend policy

     We have never declared or paid dividends on our Shares or other securities and do not anticipate paying dividends in the foreseeable future. As our business continues to grow, we intend to continue to invest the profits generated from our operations to implement our future plans. If we declare dividends in the future, the form, frequency and amount of such dividends will depend on our earnings and financial position, our results of operations, our capital needs, our plans for expansion and other factors we deem relevant. The declaration and payment of dividends will be determined at the sole discretion of our directors, subject to the requirements of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

Distributable reserves

     We have been advised that "profits" as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of December 31, 2007, we had no funds reserved for distribution to our shareholders.

Contingent liabilities

     Except for the contingencies as disclosed in note 20 of the financial statements, as at the close of business on December 31, 2007, we did not have any material contingent liabilities.

CAPITAL EXPENDITURES

     Capital expenditures are used to purchase property and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the years ended December 31, 2005, 2006 and 2007, our total capital expenditures amounted to US$14.9 million, US$23.4 million and US$8.1 million, respectively.

CONTRACTUAL OBLIGATIONS

     The table below describes our contractual obligations as of December 31, 2007:

                                    Total    2008   2009   2010   2011   2012
                                               (in thousands of US dollars)

Operating Lease Commitments         3,858   2,274    813    709     62     --
Purchase Commitments                  537     537     --     --     --     --
Licenses, Maintenance and Support   1,178   1,078     75     25     --     --
                                    -----   -----   ----   ----   ----   ----
Total                               5,573   3,889    888    734     62     --
                                    =====   =====   ====   ====   ====   ====

LONG-TERM INVESTMENTS

     We have made the long-term investments described below, and may make additional investments in these or other companies in the future. Our current investment strategy is to make small strategic investments in companies involved in our supply chain for the manufacture of our products or that provide products that are used in conjunction with our products by our mutual customers. We do not intend to have significant share ownership in, or active participation in the management of, these companies in which we have made strategic investments. The purpose of our investments is to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and the quality of services provided to us.

     As of December 31, 2007, our long-term investments were as follows:

                                                                                      Approximate
                                                                                    percentage of
                                                   Date of                Size of    voting power
Investee Company            Type of Company        Investment          Investment             (%)
X-FAB(1)                    Semiconductor          July 2002       US$5.0 million           1.60%
                            foundry

360 Degree Web Ltd.(2)(3)   Developer of           January 2003    US$1.8 million          19.52%
                            intelligent security   January 2005        US$235,000
                            software solutions

GEM Services, Inc.(1)       Semiconductor          August 2002         US$500,000           0.89%
                            assembly and
                            testing service
                            provider

Etrend Hightech             Semiconductor          December 2002       US$500,000           8.65%
Corporation(1)              assembly and           July 2003           US$147,000
                            testing service        March 2004          US$313,000
                            provider

Asia SinoMOS                Semiconductor          January 2005    US$5.0 million          18.41%
Semiconductor Inc.(1)       foundry                May 2006        US$3.3 million
                                                   December 2006   US$4.8 million

Silicon Genesis             Developer of           December 2000       US$500,000           0.06%
Corporation                 silicon products and
                            other engineered
                            multi-layered
                            structures for
                            integrated circuits

CSMC(1)                     Semiconductor          August 2004     US$4.5 million           2.56%
                            foundry

Philip Ventures             Fund Management        November 2005     SG$1,000,000           2.77%
Enterprise Fund             Company

Sigurd Microelectronics     Semiconductor
(Cayman) Co., Ltd.(5)       assembly and
                            testing service
                            provider

Notes:

1.   One of our current suppliers or service providers.

2. We sold 1,000,000 of our shares in 360 Degree Web Ltd. in March 2004 and recognized a gain of US$340,000. As of December 31, 2006, we held an aggregate of 2,264,102 shares of preferred stock in such company. In March 2008, we entered into an agreement with 360 Degree Web Ltd. to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications and proprietary technology in exchange for US$6.5 million and all of the shares of 360 Degree Web Ltd. held by us.

3. 360 Degree Web Ltd. sells certain software to several of our customers which is used in connection with our products.

4. We sold 133,000 of our shares in Etrend in August 2007 and recognized a gain of US$20,000. As of December 31, 2007, we held an aggregate of 3,048,383 shares of common stock in such company.

5. In July 2007, the Company signed a Memorandum of Understanding ("MOU") with Sigurd Microelectronics (Cayman) Co., Ltd ("Sigurd Cayman"), a subsidiary of Sigurd Microelectronics Corporation ("Sigurd"). Sigurd is a leading provider of semiconductor assembly and test services in Taiwan. Under this MOU, the Company will divest its investment in OceanOne by selling its 100% ownership of OceanOne to Sigurd and invest a certain amount in Sigurd Cayman to become a strategic partner of Sigurd. As at the date of this report, the transaction has not been completed as Sigurd is still in the process of obtaining approval from the Taiwan government.

     As at the date of this annual report, we held less than 20% of the shareholding interest in each of our long-term investments.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

     We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2007, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

     The table below provides information about our financial instruments with maturity dates greater than three months as of December 31, 2007.

                                             There-         Fair
                  2008     2009  2010  2011  after   Total  Value
                            (in thousands of US dollars)
Time Deposits
Fixed rate         9,803     --    --    --     --   9,803  9,803
Government Bonds
Fixed rate            --  1,567    --    --     --   1,567  1,555

Foreign currency risk

     Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2007, we held approximately US$12.8 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

     We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fl uctuations. We monitor currency exchange fl uctuations periodically. For the years ended December 31, 2006 and 2007, we experienced net foreign exchange losses of approximately US$261,000 and US$548,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

     We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a signifi cant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology.

     These forward-looking statements include, without limitation, statements regarding our ability to invest in key areas to drive organic long-term growth; our ability to maintain a strong market position in CCFL inverter lines; our ability to gain design wins at key notebook computer OEMs; our ability to penetrate our target markets; our ability to increase our dollar content within the key notebook segment; our ability to enjoy strong success in backlighting for notebook computers with our traditional CCFL inverters and our new LED drivers; our ability to sustain a strong market presence as LED backlighting continues to grow in future years; our ability to make investments in industrial and security products; the ability of our flagship CCFL inverters to continue to do well in industrial applications, especially in the automotive market; an important opportunity in battery management that is emerging; the ability of our battery management products to gain momentum; our ability to stimulate new design activity across various industrial applications; our ability to address the needs for the industrial power tool and electric bicycle markets; our expectation to see early results from new business in 2008; our ability to develop a global distribution channel for our VPN Security group; our ability to grow off a small base in a very large market with our VPN security products; our ability to strive to build on our foundation and develop our investments to reach their potential; our ability to sustain ongoing success; our ability to provide customers with leading edge solutions; our commitment to grow research and development; our anticipation that the consumer market will continue to rapidly expand; our anticipation of continued demand for our products and continued growth and success; our intention to bring some of the more critical semiconductor testing activities in-house; our ability to develop new products that have improved features and can achieve broad commercial acceptance; our intention to continue to leverage our analog and mixed-signal design expertise to develop products with longer life cycles; our intention to continue to strengthen our design capabilities; our expectation to continue to develop innovative technologies; our expectation that overall gross margin and gross profit as a percentage of net sales will likely fluctuate in the future; our expectation that new products typically have higher gross margins and that gross margins typically decline over the life of the products; our expectation that research and development expenses as a percentage of net sales will fluctuate; our expectation to continue development of innovative technologies and processes for new products; our expectation to continue to invest significant resources in research and development; our expectation that selling, general and administrative expenses and patent litigation expenses will continue to increase and fluctuate; our expectation that we will experience highest sales volume in the consumer electronics and computer markets in the third and fourth quarter of each year; our belief that cash balances will be suffi cient to meet our capital requirements for at least the next 12 months; our anticipation that we will not pay dividends in the foreseeable future; our intention not to have significant share ownership in, or active participation in the management of, companies in which we have made strategic investments; our expectation that our results of operations or cash flows will not be affected to any signifi cant degree by sudden short-term change in market interest rates; our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-effi ciencies associated with the "fabless" semiconductor business model, our future gross profits, our ability and efforts to reduce costs and expenses, our expectations regarding outcome of litigation matters, and our statements regarding the effect of adoption of certain accounting policies.

     These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed elsewhere in this annual report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this annual report.

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

     Sterling Du, aged 48, has served as our chief executive offi cer and chairman of our Board since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O//2//Micro, Inc. Mr. Du received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Science degree in electrical engineering from the University of California, Santa Barbara.

     Chuan Chiung "Perry" Kuo, aged 48, has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a Director since March 1999, as secretary since October 1999 and as a Class I Director since June 2001. Mr. Kuo received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Business administration degree from the Rotterdam School of Management, Erasmus University in The Netherlands.

     James Elvin Keim, aged 63, has served as a Director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a Bachelor of Science degree in engineering from Iowa State University, a Master of Science degree in electrical engineering and a Master of Business administration degree from the University of Illinois.

Independent Non-executive Directors

     Michael Austin, aged 72, has served as a Director since October 1997 and as a Class III Director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

     Geok Ling Goh, aged 66, has served as a Director since January 2000, as a member of the audit committee since August 2000 and as a Class I Director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Yew Lian Property & Investments (Pte) Ltd., Marigold Holding (Pte) Ltd., Sembcorp Industries Ltd., Venture Corporation Limited, Federal Iron Works Sdn Bhd and Jurong Shipyard Pte Ltd. He is also the chairman of Sembcorp Marine Ltd, Sembawang Shipyard Pte Ltd. and SMOE Pte Ltd. and serves as Trustee of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

     Lawrence Lai-Fu Lin, aged 57, has served as a Class II Director and member of the audit committee since June 2003. Mr. Lin is now the Chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker

Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as independent non-executive director and chairman of the audit committee of Yageo Corporation, and corporate supervisor of TexYear Industries Inc., both of which are Taiwan incorporated companies. He graduated from Taipei Vocational Commercial School in 1969.

     Keisuke Yawata, aged 73, has served as a Director since October 1999, as a member and the chairman of the audit committee since August 2000 and July 2001, respectively, and as a Class III Director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the chief executive officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. He received a Bachelor of Science degree in electrical engineering from Osaka University in Osaka, Japan and a Master of Science degree in electrical engineering from Syracuse University.

     Xiaolang Yan, aged 61, has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China's National Integrated Circuit Talent Education Program and Vice President of China Semiconductor Industry Association. From May 2002 to October 2006, he was the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his Bachelor of Science and Master of Science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

     Ji Liu, aged 73, has served as a Class II Director since June 2007. Mr. Liu has been an Honorary President of the China Europe International Business School since 2005. From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School. From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a bachelor of science in power mechanical engineering from Tsinghua University in China.

Senior management

     Ivan Chang, aged 45, has served as our vice-president, finance since February 2003. He also served as our controller from July 1999 until February 2003. Mr. Chang received a Bachelor of Science degree in Accounting from Soochow University and a Master of Science degree in Accounting Information from University of Maryland, College Park.

     Johnny Chiang, aged 50, has served as our vice-president, logistics and backend since February 2003. He also served as our director of operations from March 1999 to February 2003 and our operations manager from November 1997 to March 1999. Mr. Chiang received a Bachelor of Science degree in Industrial Engineering from Chung Yung University.

     Jane Liang, aged 39, is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certifi ed Public Accountants. Prior to being appointed our Qualifi ed Accountant, Ms. Liang held positions as a senior finance manager with Bausch & Lomb (Shanghai) Trading Co. and as an accounting supervisor with Exxon Chemical (Shanghai) Trading Co. Ms. Liang holds a masters and a Bachelors degree in Philosophy from Fudan University.

DIRECTORS' REPORT

Principal Activities

     O//2//Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

Directors

     The Directors of our Company as at the date of this annual report are as follows:

Executive Directors
Sterling Du
Chuan Chiung "Perry" Kuo
James Elvin Keim

Independent Non-executive Directors
Michael Austin
Geok Ling Goh
Lawrence Lai-Fu Lin
Keisuke Yawata
Xiaolang Yan
Ji Liu (appointed in June 2007)

     Details of each member of the Board are set out in the "Directors and Senior Management" section on pages 19 to 20 of this annual report.

     Our Company has received an annual confirmation from each of the Independent Non-executive Directors of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") and our Company is satisfied of their independence.

Directors' Service Contracts

     During the financial year, one of the Directors had a service contract with our Company which was not determinable by our Company within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts of significance

     No contracts of signifi cance subsisted during or at the end of the financial year in which a Director is or was materially interested.

Directors' Interests in Shares and Underlying Shares

     As at December 31, 2007, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporation's (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong {the "SFO"}) shares, underlying shares or debentures required to be recorded in the register maintained by us under
Section 352 of the SFO, or notified to us and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO were as follows:

                                                                                                    Approximate
                                                                                        Total        percentage
                                                                                    number of       interest in
Name of Director          Name of Corporation                Nature of interest        Shares   the Company/10/
------------------------  ---------------------------------  ---------------------  ----------  ----------------
Sterling Du               O//2//Micro International Limited  Personal Interest/1/   90,583,550            4.74%

                                                             Interest of Child      15,000,000            0.78%
                                                             under 18

Chuan Chiung "Perry" Kuo  O//2//Micro International Limited  Personal Interest/2/   24,104,150            1.26%

James Elvin Keim          O//2//Micro International Limited  Personal Interest/3/   21,844,400            1.14%
                                                             Corporate Interest/3/   9,145,900            0.48%

Michael Austin
                          O//2//Micro International Limited  Personal Interest/4/    4,200,000            0.22%

Geok Ling Goh             O//2//Micro International Limited  Personal Interest/5/    3,400,000            0.18%

Keisuke Yawata            O//2//Micro International Limited  Personal Interest/6/    3,375,000            0.18%

Lawrence Lai-Fu Lin       O//2//Micro International Limited  Personal Interest/7/    3,000,000            0.16%

Xiaolang Yan              O//2//Micro International Limited  Personal Interest/8/    3,000,000            0.16%

Liu Ji                    O//2//Micro International Limited  Personal Interest/9/      800,000            0.04%

Notes:

1. Mr. Du beneficially owns 54,821,050 Shares. In addition, Mr. Du holds options to purchase an aggregate of 50,762,500 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

2. Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 18,166,650 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

3. Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 21,750,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 9,145,900 Shares.

4. Mr. Austin has been granted options to purchase an aggregate of 4,200,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

5. Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares, if fully exercised. As at the date of this report, 400,000 of these options has been exercised.

6. Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

7. Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

8. Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As at the date of this report, none of these options has been exercised.

9. Mr. Liu has been granted options to purchase an aggregate of 800,000 shares, if fully exercised. As at the date of this report, none of these options has been exercised.

10. The above percentage figures are calculated based on our issued and outstanding share capital as at the date of December 31 2007.

Substantial Shareholders' Interests in Shares and Underlying Shares

     As at December 31, 2007, based on the most recent filings with the US Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group are as follows:

                                                                        Approximate
                                                                        percentage
                                                          Total number  Interest in
Name of Substantial Shareholder       Nature of interest    of Shares   our Company
Wasatch Advisors, Inc.                Benefi cial owner    329,501,400       17.24%
Wellington Management Company LLP     Benefi cial owner    208,077,000       10.89%
RS Investment Management Company LLC  Benefi cial owner    156,253,950        8.17%
Trivium Capital Management LLC                             133,774,000        7.00%

Pre-emptive rights

     There are no pre-emptive or similar rights under Cayman Islands law or our Memorandum and Articles of Association which would oblige us to offer new shares on a pro-rata basis to our existing shareholders.

Major customers and suppliers

     For the year ended December 31, 2007, sales to our largest customer accounted for 11.1% of our net sales and the aggregate sales to our top five customers represented 44.0% of our net sales.

     For the year ended December 31, 2007, our five largest suppliers accounted for approximately 67.6% of our total purchases, while our largest supplier accounted for approximately and 28.3% of our total purchases.

     None of the Directors or their respective associates or, as far as the Directors are aware, any other shareholders owning more than 5% of our share capital were interested in any of our five largest suppliers and customers.

Sufficiency of public float

     We have maintained a sufficient public float since the date of our listing on the SEHK.

Re-purchase of listed securities

     During the year ended December 31, 2007 and as at the latest practical date of this annual report, we repurchased an aggregate of 20,649,000 Shares on the following dates and at the following purchase prices:

                                    Total Number  Purchase Price
Date of Purchase                      of Shares      per Share
----------------------------------  ------------  ---------------
February 13, 2007                       755,000       0.1498
March 13, 2007                        1,800,000       0.1468
March 14, 2007                        1,500,000       0.1429
June 14, 2007                         3,344,000       0.2095
June 15, 2007                         8,250,000       0.2100
December 10, 2007                       500,000       0.2614
December 11, 2007                     1,250,000       0.2654
December 12, 2007                     1,000,000       0.2573
December 13, 2007                     1,000,000       0.2533
December 14, 2007                     1,250,000       0.2561
                                     ----------
Total Number of Shares Repurchased   20,649,000
                                     ==========

Pension schemes

     We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the "US Internal Revenue Code") and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the US Internal Revenue Service annual statutory limit amount of pretax salary.

     There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company's income statement with respect to the savings plan in 2006 and 2007. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may "roll-over" such contributions to another qualified plan. There is no vesting or other requirements which an employee must fulfill in order to be entitled to return or "roll-over" of amounts contributed to the savings plan upon termination of employment.

     We also participate in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. In October 2006, we adopted a defined benefit pension plan and established an employee pension fund committee for certain Taiwan employees who were subject to the Taiwan Standards Labor Law ("Labor Law") to comply with local practices. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires us to contribute between 2% to 15% of employee salaries to a government specified plan, which we currently make monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan.

Equity Based Plans

1999 Employee Stock Purchase

     The following is a summary of the principal terms of the 1999 Employee Stock Purchase Plan (the "ESPP") which was adopted by our Board and Shareholders in October 1999 and amended in October 2005 and December 2006.

(a)  Purpose of the ESPP

     The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

(b)  Who may join

     All employees who are regularly employed for more than fi ve months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-US jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c)  Number of securities available for issue under the ESPP

     As at the date of this annual report, an aggregate of 9,317,950 shares are available for issuance under the ESPP, representing approximately 0.49 % of our issued share capital.

(d)  Individual Limit

     Unless otherwise permitted under the Listing Rules, the total number of Shares subject to options and purchase rights granted by us under the ESPP (or any other of our share incentive plans) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

     The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The US Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(e)  Purchase Rights

     The ESPP is intended to qualify as an "Employee Stock Purchase Plan" under
Section 423 of the US Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions.

     The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are 3 months in duration and commence on each February, May, August and November. Exercise dates are the last day of each purchase period.

     On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant's withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay and shall commence on the fi rst day of each offer period.

     Upon termination of a participant's employment relationship, the payroll deductions credited to such participant's account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant's option will be automatically terminated.

(f)  Administration of the ESPP

     The Board or a committee designated by the Board (the "Administrator") administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(g)  Purchase Price

     The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised. We have obtained from the Stock Exchange a waiver from strict compliance with Listing Rule 17.03(9) relating to the discounted exercise price of option grants under the ESPP. We requested the waiver on the basis of the following reasons: the ESPP satisfies all other requirements of Chapter 17 of the Listing Rules except that the exercise price for the purchase of Shares will be at a discount to the market price of the underlying Shares on the date of grant; the ESPP is a plan designed to provide tax benefits to our US employees; the price per Share at which Shares are to be purchased under the ESPP will be not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right, or (ii) 90% of the fair market value of the Shares on the date that the purchase right is exercised; the ESPP operates as a savings-related share purchase plan which enables employees to purchase Shares through payroll deduction; all of our employees who meet certain minimum work and hour requirements are eligible to participate in the ESPP; notwithstanding the fact that the plan is designed for US tax benefi t purposes, all employees are eligible to participate in the ESPP; and that we propose to maintain the listing of our Shares on the Nasdaq and the ESPP satisfies the requirements of the tax regulations in the US.

(h)  Period of the ESPP

     Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

2005 Share Option Plan

     The following is a summary of the principal terms of the 2005 Share Option Plan (the "SOP") adopted by us on March 2, 2006.

(a)  Purpose of the SOP

     The purpose of the SOP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b)  Who may join

     The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

(c)  Number of securities available for issue under the SOP

     As at the date of this annual report, an aggregate of 42,729,200 shares are available for issuance under the SOP, representing approximately 2.23 % of our issued share capital.

(d)  Share options

     Each option shall be designated as an Incentive Share Option or a Non-Qualified Share Option. Subject to the terms of the SOP, the Administrator shall determine the provisions, terms and conditions of each Option. Such terms and conditions shall be specified in written agreements evidencing the grant of the Option (an "Option Agreement").

     An Incentive Option is an Option intended to qualify as an incentive stock option within the meaning of section 422 of the Internal Revenue Code. A Non-Qualified Share Option is an option which is not intended to qualify as an Incentive Share Option. Non-Qualified Share Options may be granted to employees, Directors and consultants. The terms of Incentive Share Options must comply with specific requirements set forth under Section 422 of the US
Internal Revenue Code. For example, Incentive Share Options are subject to restrictions with respect to the exercise price of the option, the transferability of the option and holding periods applicable to the shares acquired upon exercise of an Incentive Share Option. Also, Incentive Share Options may be granted only to our employees or the employees of our parent or subsidiary. As a result of satisfying such requirements, Incentive Share Options are eligible for preferential treatment under United States income tax rules.

(e)  Individual Limit

     Unless otherwise permitted under the Listing Rules, the total number of Shares subject to Options granted by us under the SOP (or any other of our share incentive plans) to an employee, Director or consultant who receives an Option (a "Grantee") (including both exercised and outstanding options) in any 12 month period, may not exceed 1% (or 0.1% in the case of an "independent non-executive director" as the term is used in the Listing Rules) of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options to exceed 1% (or 0.1% in the case of an "independent non-executive director") of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(f)  Exercise of Option

     An Option shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SOP and specified in the Option Agreement. An Option shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Option Agreement by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made.

(g)  Administration of the SOP

     The Administrator shall be responsible for the administration of the SOP. Unless otherwise specified by the Administrator, there is no amount payable upon receipt of an Option, performance target that needs to be achieved by the participant before an Option can be exercised nor any minimum period for which an Option must be held before an Option can be exercised (subject to any applicable vesting schedule for the Option).

(h)  Exercise Price

     The exercise price for an Incentive Share Option granted to an employee who, at the time of the grant of such Incentive Share Option, owns shares representing more than 10% of the voting power of all classes of shares of our Company or any parent or subsidiary of our Company shall not be less than 110% of the greater of (1) the fair market value (as defined in the SOP) per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant. No amounts are payable upon receipt or acceptance of an Incentive Share Option by an employee.

     The exercise price for an Incentive Share Option granted to an employee other than an employee described above shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

     The exercise price for a Non-Qualified Share Option shall not be less than 100% of the greater of (1) the fair market value per Share on the date of grant (which must be a trading day) and (2) the average fair market value per Share for the five trading days immediately preceding the date of grant.

(i)  Period of the SOP

     The SOP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

     The term of each Option shall be as stated in the Option Agreement, provided however, that the term of an Option shall be no more than 10 years from the date of grant of that Option. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns Shares representing more than 10% of the voting power of all our classes of shares or the shares of our parent or subsidiary, the term of the Incentive Stock Option shall be five years from the date of grant of that Option or such shorter term as may be provided in the Option Agreement. The specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

2005 Share Incentive Plan

     The following is a summary of the principal terms of the 2005 Share Incentive Plan (the "SIP") adopted by us on March 2, 2006.

(a)  Purpose of the SIP

     The purpose of the SIP is to attract and retain the best available personnel, to provide additional incentives to employees, Directors and consultants and to promote the success of our business.

(b)  Who may join

     The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

(c)  Number of securities available for issue under the SIP

     As at the date of this annual report, an aggregate of 52,447,900 shares have are available for issuance under the SIP, representing approximately 2.74 % of our issued share capital.

(d)  Awards

     The Administrator may award any type of arrangement to a Grantee that is not inconsistent with the provisions of the SIP and that by its terms involves or might involve the issuance of restricted Shares, cash, dividend equivalent rights, restricted Share units or stock appreciation right ("SAR") or similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more event, or the satisfaction of performance criteria or other conditions. Each Award shall be designated in a written agreement evidencing the grant of an Award (the "Award Agreement").

     An SAR entitles the Grantee to receive an amount in cash (or Shares) equal to the excess, if any, of the fair market value of a Share at the time of exercise of the SAR over the base appreciation amount. A dividend equivalent right entitles the Grantee to receive cash compensation measured by the dividends paid with respect to a Share. Restricted Shares are transferred to the Grantee either at a specified price or for no consideration, but the Shares are nontransferable and subject to the restriction that the Shares must be returned to the employer (or sold back at the original price) if the Grantee terminates service prior to a specified time. Typically, a portion of the total restricted Shares becomes vested, i.e., freed of restrictions, annually over a period of years. In connection with the issuance of restricted Share units, units are granted (for no consideration) that do not represent any actual ownership interest in the company. The units granted correspond in number and value to a specified number of Shares. No actual Shares are issued. The units may be subject to forfeiture provisions to replicate the treatment of restricted Shares. The units can ultimately be paid in cash or Shares.

(e)  Limit of the SIP

     Subject to the terms of the SIP, the maximum aggregate number of Shares which may be issued pursuant to all Awards is 75,000,000. In addition, a right entitling a Grantee to compensation measured by dividends paid with respect to ordinary shares (a "Dividend Equivalent Right") shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the SIP.

(f)  Purchase Price

     The purchase price, if any, for an Award shall be as follows:

     (1) in the case of SARs, the base appreciation amount shall not be less than 100% of the fair market value per Share on the date of grant; and

     (2) in the case of restricted Shares, the Shares may be transferred to the Grantee either at a specified price or for no consideration;

     (3) in the case of restricted Share units, the units are transferred to the Grantee for no consideration; and

     (4) in the case of dividend equivalent rights, the rights are transferred to the Grantee for no consideration.

(g)  Administration of the SIP

     The Administrator shall be responsible for the administration of the SIP. An Award shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the SIP and specified in the Award Agreement. An Award shall be deemed to be exercised when written notice of such exercise has been given to us in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made.

(h)  Period of the SIP

     The SIP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

     The term of each Award shall be as stated in the Award Agreement, provided however that the term of an Award shall be no more than 10 years from the date of grant of the Award.

Existing Equity Incentive Plans

     The Existing Equity Incentive Plans were terminated as of our listing on the SEHK. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

Particulars of Outstanding Options

     As at December 31, 2007, particulars of outstanding Existing Options granted to our (1) Directors, (2) senior management, (3) consultants and (4) employees are as follows:

                                            Number of
                                          Shares under
                           Total number    outstanding       % of                     Exercise
                          of grantees in    Existing    total issued     Exercise      Price
Category                  category           Options    share capital     Period    (per Share)
Directors of our Company        9
Sterling Du                                 50,762,500      2.65%      10/31/2001-   US$0.1538-
                                                                        12/30/2015    US$0.2878
Chuan Chiung "Perry" Kuo                    18,166,650      0.95%      04/30/2001-   US$0.1538-
                                                                        12/30/2015    US$0.3494
James Elvin Keim                            21,750,000      1.14%      04/30/2001-   US$0.1538-
                                                                        12/30/2015    US$0.3494
Michael Austin                               4,200,000      0.22%       8/30/1999-   US$0.0900-
                                                                        10/31/2011    US$0.2878
Geok Ling Goh                                3,400,000      0.18%      01/21/2000-     US$0.13-
                                                                        10/31/2011    US$0.2878
Keisuke Yawata                               2,721,500      0.14%      10/31/2001-    US$0.2878
                                                                        10/31/2011
Lawrence Lai-Fu Lin                          3,000,000      0.16%      06/30/2003-    US$0.3226
                                                                        06/30/2013
Xiaolang Yan                                 3,000,000      0.16%      12/30/2005-    US$0.2036
                                                                        12/30/2015
Liu Ji                                         800,000      0.04%       8/31/2007-    US$0.2822
                                                                         8/31/2015
Senior Management of our
Company                         2
Ivan Chang                                   2,620,400      0.14%      10/28/1999-   US$0.1175-
                                                                        12/30/2015    US$0.4836
Johnny Chiang                                4,950,000      0.26%       3/11/1999-     US$0.01-
                                                                        12/30/2015    US$0.4836
Consultants of our              19           7,341,650      0.38%      10/28/1999-     US$0.13-
   Company(1)                                                           01/31/2013    US$0.4262
Employees of our               639         184,795,550      9.66%      10/28/1998-    US$0.005-
   Company(2)                                                            1/31/2016    US$0.4836
                                          ------------
Total number of Shares                     307,508,250     16.08%
   under outstanding                      ============
   Existing Options

Notes:

1.   None of these consultants is a connected person of the Company.

2.   Includes grantees who are no longer employees of the Company.

     No consideration was paid or is payable for the grant of any of the existing options.

Disclosure under Rules 13.11 to 13.19 of the Listing Rules

     The Directors have confirmed that they are not aware of any circumstances which would give rise to disclosures under Rules 13.11 to 13.19 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

     We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

     This report sets out information in respect of our compliance with the Code on Corporate Governance Practice (the "Code") contained in Appendix 14 and the Code of Conduct for securities transactions by the Directors (the "Model Code") contained in Appendix 10 of the Listing Rules.

CODE OF CORPORATE GOVERNANCE PRACTICES CONTAINED IN APPENDIX 14 TO THE LISTING RULES

The Board

     Our Company is headed by a Board of nine Directors, six of whom are Independent Non-executive Directors. Information on their backgrounds and experiences has been set out on pages 19 to 20 of this annual report.

     The Board is responsible for establishing broad corporate policies and for overseeing our overall performance. The Board reviews significant developments affecting us and acts on matters requiring its approval. The other responsibilities of the Board include the following:

     (i) formulating and approving our overall business strategies, objectives, business plans, policies and investment proposals as well as monitoring and supervising management's performance; and

     (ii) monitoring the execution of our strategies and overseeing our operating and financial performance.

     The Board is supported by three committees, the audit, compensation and nominating committees. Each committee has its own responsibilities, powers and functions. The chairmen of the respective committees report to the Board regularly and make recommendations on matters discussed when appropriate.

     The Board of Directors held 5 meetings in 2007, of which Mr. Du attended 5 meetings; Mr. Kuo attended 5 meetings; Mr. Keim attended 5 meetings; Mr. Austin attended 3 meetings; Mr. Goh attended 5 meetings; Mr. Lin attended 5 meetings; Mr. Yawata attended 5 meetings; Mr. Yan attended 5 meetings and Mr. Liu attended 2 meetings. The audit committee held 7 meetings in 2007, of which the members, Messrs. Goh, Lin and Yawata, attended all 7 meetings. The compensation committee held 2 meeting in 2007, which both members, Messrs. Austin and Lin, attended. The nominating committee held 1 meeting in 2007, which both members, Messrs. Austin and Yan, attended.

Chairman and Chief Executive Officer

     Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. After considering the relevant principle of Code Provision A.2.1 of the Code and examining our management structure, the Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. Throughout the year under review, each Board meeting was attended by not less than two-thirds of the Directors. Further, there is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual.

     In addition, as six of the nine members of the Board are Non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

Board composition

     The Board currently comprises nine Directors, of whom three are executive Directors and six are independent non-executive Directors. Each member of the Board has different professional abilities and backgrounds and is well-experienced in their respective fields. There are no financial, business, family or other material relationships among our Board members.

     We post the latest list of Directors and biographical information on each Director on our website at www.o2micro.com.

Appointments, re-election and removal

     The Board has established procedures addressing the nominating process, identification and evaluation of candidates for Directors and for the appointment of new Directors. The independent non-executive Directors perform the functions of a nominating committee to suggest and screen candidates for the position of Director. In considering candidates for Director, the independent non-executive Directors will review individuals from various disciplines and backgrounds. Qualifications to be considered include broad experience in business, finance or administration; familiarity with national or international business matters; familiarity with our industry or prominence and reputation. The nominating committee was established. The nominating committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The nominating committee is currently comprised of two of the Company's Directors, Michael Austin and Xiaolang Yan.

     In accordance with our Articles of Association, we have divided our Board into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of Directors or as nearly equal in number as the then total number of Directors permits. The Directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of Directors whose terms expire at that annual general meeting shall be elected for new three year terms.

     Our Articles of Association allow for shareholders, by special resolution, to remove any Director before the expiration of his or her term of office notwithstanding anything in the Articles or in any agreement with the Directors (but without prejudice to any claim for damages under any such agreement). Further, our Directors have the power at any time to appoint any person to become a Director, either to fill a vacancy or as an addition to the existing Directors, except that the total number of Directors may not exceed the number fixed in accordance with our Articles. We have currently set the number of Directors at not less than five or more than nine persons, but a majority of our shareholders may, by ordinary resolution, increase or reduce the limits on the number of Directors.

Responsibilities of Directors

     Each Director has received such briefing and professional development as necessary to ensure that he has a proper understanding of our operations and business and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and our business and governance policies.

Model Code for Securities Transactions

     We have adopted the model code for securities transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules.

     Specific enquiry has been made of the Directors, who have confirmed that they have complied with the Model Code throughout the year ended December 31, 2007.

Supply of and access to information

     In respect of regular board meetings, and so far as practicable in all other cases, our policy prior to listing on the SEHK on March 2, 2006 was to provide at least four days notice prior to a meeting. Following our listing on the SEHK on March 2, 2006, in respect of regular board meetings, our policy is to provide at least fourteen days notice prior to such a meeting and to provide at least four days notice for other meetings. As far as practicable, an agenda and accompanying board papers are delivered in full to all directors at least three days before the intended date of a board meeting.

     We supply the Board and its committees with adequate information in a timely manner to enable it to make informed decisions.

Remuneration of Directors and Senior Management

The level and make-up of remuneration and disclosure

     We have established a compensation committee, comprising Lawrence Lai-Fu Lin and Michael Austin. The Chairman of the compensation committee is Lawrence Lai-Fu Lin.

     The responsibilities of the compensation committee include, among other things:

     (i) annually reviewing and approving our goals and objectives relating to, and evaluating the performance of and determining and approving the compensation to be paid to the chief executive officer including long-term incentive compensation;

     (ii) annually reviewing and making recommendation to the Board with respect to compensation for executive officers other than the chief executive officer;

     (iii) administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the employees and consultants; and

     (iv) reviewing and making recommendations to the Board regarding executive compensation philosophy (including determining the compensation of our executive officers), strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for our executive officers in view of our corporate performance and goals.

     The compensation committee takes several factors into consideration when deciding on the compensation of our executive officers. Such factors include
(a) the market median relative to a group of peer companies, (b) the performance of our Company, and (c) the work done by each executive officer.

     The compensation committee held 2 meetings in 2007 at which it, among other things, approved grants of stock options to executive officers of the Company.

Accountability and Audit

Financial Reporting

     In accordance with the US Sarbanes-Oxley Act of 2002 and the requirements of the Nasdaq National Market, in fulfilling its oversight responsibilities, the audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

Internal controls

     We have implemented a system of internal controls to provide reasonable assurance that our assets are safeguarded, proper accounting records are maintained, appropriate legislation and regulations are complied with, reliable financial information is provided for management and publication purposes and that investment and business risks affecting us are identified and managed.

     Pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over fi-nancial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, to achieve compliance with Section 404 of the Sarbanes-Oxley Act, we have engaged in a process to document and evaluate our internal controls over financial reporting. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

     In 2006 and 2007, we devoted significant resources to improve our internal controls, including appointing Grant Thornton LLP as a consultant to help review our existing stock option plans and employee stock purchase plan, appointing Resource Global professionals as consultants to help perform a portion of our internal audit and provide advice. In addition, in order to enhance our accounting personnel resources and technical accounting expertise, we engaged PricewaterhouseCoopers in Taipei to provide training sessions for our internal accountants with regard to the US GAAP and SEC reporting requirements and International Financial Reporting Standards. We had also recruited personnel with specific experience in handling US reporting issues and monitoring US GAAP and SEC updates regularly.

Audit Committee

     We have established an audit committee, comprising Keisuke Yawata, Geok Ling Goh and Lawrence Lai-Fu Lin. The Chairman of the audit committee is Keisuke Yawata.

     The audit committee of the Board of Directors is responsible for overseeing the preparation of financial statements of each financial period, while our management has the primary responsibility for our financial statements and the reporting process, including the system of internal controls.

     The other responsibilities of the audit committee include, among other things:

     (i) appointing, evaluating, compensating and overseeing the work of our independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent audit team and pre-approving all non-audit services to be provided by the independent auditor;

     (ii) reviewing the annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare fi nancial statements, alternative treatments of financial information and other material written communications between the independent auditors and management, and any deficiency in, or suggested improvement to, the procedures or practices employed by us as reported by the independent auditors in their annual management letter;

     (iii) reviewing and overseeing the independence of the independent auditors, including a review of management consulting services and related fees, and obtaining a formal statement delineating all relationships between us and the independent auditors;

     (iv)   providing oversight and review of our asset management policies;

     (v) reviewing any significant changes required in the independent auditors' audit plan or auditing and accounting principles; any difficulties during the course of the audit, the effect or potential effect of any regulatory regime, accounting initiatives or off-balance sheet structures on our financial statements; and any other matters related to the conduct of the audit;

     (vi) reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of our internal audit team and the quality and effectiveness of our internal controls;

     (vii) establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, potential violations of law and questionable accounting or auditing matters; and

     (viii) overseeing compliance with the requirements of the US Securities and Exchange Commission, the rules and regulations of the Nasdaq for disclosure of independent auditor's services and audit committee members and activities and with other specified laws and regulations.

     Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfi-lling its oversight responsibilities, the audit committee reviewed the audited fi nancial statements for the year ended December 31, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

     The audit committee held 7 meetings in 2007 at which it, among other things, reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the audit committee under general accepted auditing standards. In addition, the audit committee has discussed with the independent auditors' independence from management and our Company.

     During 2007, the fees paid to our external auditors amounted to HK$4,737,000, of which HK$169,000 related to non-audit related services.

Delegation by the Board

Management functions

     The Board is responsible for formulating and approving our business strategies, objectives, policies and plans. It is also responsible for monitoring the execution of our strategies and overseeing our operating and fi-nancial performance.

     The Board has delegated to Sterling Du the power to make and sign all agreements and contracts which he may consider necessary or expedient, provided that he cannot without the consent of a committee of the Board, as described below, or the full Board, commit us to a transaction which will or may require us to expend a sum or sums, or incur liabilities exceeding US$1 million (whether as one sum or in aggregate as part of a series of connected or related transactions).

     The Board has delegated to a committee of the Board, which must consist of three board members, one of whom must be Sterling Du and one of whom must be an independent director, the power, authority and discretions of the Board with respect to (a) matters which do not involve us incurring expenditure or liabilities of more than US$5 million (whether as one sum or in aggregate as part of a series of connected or related transactions); or (b) matters which would otherwise require a resolution of the Board to be properly authorized but owing to the nature of such matters or circumstances (including but not limited to time sensitivity, the possibility of lost opportunity and the preservation of or risk of harm to our business or operations) cannot be delayed so as to be considered by the Board (the question whether a matter or circumstance is such that it may be considered by the Committee being determined by the Committee in its absolute discretion).

Board Committees

     The Board has prescribed sufficiently clear terms of reference for the audit committee, the compensation committee, and the nominating committee. Each of the audit committee, the compensation committee and the nominating committee have adopted charters that describe their purpose, policies, membership, authority and responsibilities. The committees report back to the Board on their decisions or recommendations to the extent required by legal or regulatory requirements.

Communication with Shareholders

Effective Communication

     We and the Board highly value the opinions of our shareholders. We communicate with our shareholders through various channels, including publication of financial results, earnings estimates, press releases and announcements of our latest developments on our corporate website.

     The annual general meeting also provides an opportunity for shareholders to exchange views with the Board members.

Voting by poll

     The right of shareholders to demand a poll and voting by poll at a general meeting of shareholders is described in the proxy statement for our annual general meeting of shareholders, which will be dispatched to our shareholders.

O//2//Micro International Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[LOGO] Deloitte. To the Board of Directors and the Shareholders of O//2//Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 (expressed in United States dollars). These fi-nancial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the fi-nancial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O//2//Micro International Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment". Effective January 1, 2007, the Company also changed its method of accounting for uncertainties in income taxes in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- An interpretation of FASB Statement No. 109".

Deloitte Touche Tohmatsu
Certified Public Accountants Hong Kong
April 21, 2008

O//2// MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts)

                                                                  December 31
                                                              -------------------
                                                                2006       2007
                                                              --------   --------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents (note 3)                         $ 45,438   $ 52,597
   Restricted cash                                               8,342      6,830
   Short-term investments (note 4)                              19,697     28,650
   Accounts receivable, net (note 5)                            18,987     24,600
   Inventories (note 6)                                         14,076     22,127
   Prepaid expenses and other current assets (note 7)            7,379      7,476
                                                              --------   --------
   Total current assets                                        113,919    142,280
                                                              --------   --------
LONG-TERM INVESTMENTS (note 8)                                  24,059     26,715
                                                              --------   --------
PROPERTY AND EQUIPMENT, NET (note 9)                            41,427     43,148
                                                              --------   --------
RESTRICTED ASSETS                                               14,540     12,393
                                                              --------   --------
OTHER ASSETS (note 10)                                           3,075      3,876
                                                              --------   --------
TOTAL                                                         $197,020   $228,412
                                                              ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes and accounts payable (note 11)                       $  9,851   $ 10,841
   Income tax payable                                              991      1,065
   Accrued expenses and other current liabilities (note 12)     12,212     11,597
                                                              --------   --------
      Total current liabilities                                 23,054     23,503
                                                              --------   --------
OTHER LONG-TERM LIABILITIES
   Accrued pension liabilities                                     455        520
                                                              --------   --------
FIN 48 tax liabilities (note 13)                                    --        210
                                                              --------   --------
      Total liabilities                                         23,509     24,233
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES (note 19 and 20)                      --         --
SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share;
   Authorized -- 250,000,000 shares;                                --         --
Ordinary shares at $0.00002 par value per share;
   Authorized -- 4,750,000,000 shares;
   Issued -- 1,906,969,950 shares and 1,911,868,150
      shares as of December 31, 2006 and 2007, respectively         38         38
Additional paid-in capital                                     140,224    144,944
Retained earnings                                               33,877     56,847
Accumulated other comprehensive (loss) income                     (628)     3,646
Treasury stock -- 5,000,000 shares as of December 31, 2007          --     (1,296)
                                                              --------   --------
   Total shareholders' equity                                  173,511    204,179
                                                              --------   --------
TOTAL                                                         $197,020   $228,412
                                                              ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

O//2// MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts)

                                                                   Years Ended December 31
                                                             ------------------------------------
                                                                2005         2006         2007
                                                             ----------   ----------   ----------
NET SALES                                                    $  105,552   $  124,915   $  165,540
COST OF SALES                                                    40,741       56,772       71,099
                                                             ----------   ----------   ----------
GROSS PROFIT                                                     64,811       68,143       94,441
                                                             ----------   ----------   ----------
OPERATING EXPENSES (INCOME)
   Research and development (a)                                  25,421       31,751       34,624
   Selling, general and administrative (a)                       20,279       29,209       34,712
   Patent related litigation                                     10,174       10,962       10,848
   Litigation income                                                 --           --       (9,364)
   Stock Exchange of Hong Kong listing expenses                   2,460          786           --
                                                             ----------   ----------   ----------
      Total operating expenses                                   58,334       72,708       70,820
                                                             ----------   ----------   ----------
INCOME (LOSS) FROM OPERATIONS                                     6,477       (4,565)      23,621
                                                             ----------   ----------   ----------
NON-OPERATING INCOME (EXPENSES)
   Interest income                                                2,824        3,627        3,262
   Impairment loss on long-term investments                          --         (756)          --
   Foreign exchange loss, net                                      (443)        (261)        (548)
   Other, net                                                       323          248          105
                                                             ----------   ----------   ----------
      Total non-operating income                                  2,704        2,858        2,819
                                                             ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME TAX                                   9,181       (1,707)      26,440
INCOME TAX EXPENSE (BENEFIT) (note 13)                            1,034       (2,450)       1,456
                                                             ----------   ----------   ----------
NET INCOME (note 14)                                              8,147          743       24,984
                                                             ----------   ----------   ----------
OTHER COMPREHENSIVE (LOSS) INCOME
   Foreign currency translation adjustments                        (238)         695        1,667
   Unrealized (loss) gain on available-for-sale securities         (770)        (205)       2,702
   Unrealized pension loss                                           --           --          (95)
                                                             ----------   ----------   ----------
      Total other comprehensive (loss) income                    (1,008)         490        4,274
                                                             ----------   ----------   ----------
COMPREHENSIVE INCOME                                         $    7,139   $    1,233   $   29,258
                                                             ==========   ==========   ==========
EARNINGS PER SHARE (note 18)
   Basic                                                     $   0.0042   $   0.0004   $   0.0131
                                                             ==========   ==========   ==========
   Diluted                                                   $   0.0041   $   0.0004   $   0.0129
                                                             ==========   ==========   ==========
SHARES USED IN EARNINGS PER SHARE CALCULATION:
   Basic (in thousands)                                       1,961,168    1,932,575    1,905,725
                                                             ==========   ==========   ==========
   Diluted (in thousands)                                     1,997,459    1,946,896    1,943,785
                                                             ==========   ==========   ==========
(a) INCLUDES STOCK-BASED COMPENSATION
   CHARGE AS FOLLOWS:
      Research and development                               $       --   $    1,181   $    1,058
      Selling, general and administrative                            --        1,408        1,408
                                                             ----------   ----------   ----------
                                                             $       --   $    2,589   $    2,466
                                                             ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

O//2// MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand US Dollars, Except Per Share Amounts)

                                                Ordinary Shares     Additional
                                             ---------------------    Paid-in   Retained
                                                 Shares     Amount    Capital   Earnings
                                             -------------  ------  ----------  --------
BALANCE, JANUARY 1, 2005                     1,959,403,100    $39   $139,581     $31,271
   Issuance of:
      Shares issued for exercise of stock
         options                                 7,422,050     --      1,185          --
      Shares issued for 1999 Purchase Plan       6,389,200     --      1,110          --
   Acquisition of treasury stock --
      20,420,000 shares                                 --     --         --          --
   Retirement of treasury stock                 (5,390,000)    --       (380)       (679)
   Options granted to nonemployees                      --     --         36          --
   Net income for 2005                                  --     --         --       8,147
   Foreign currency translation adjustments             --     --         --          --
   Unrealized loss on available-for-sale
      securities                                        --     --         --          --
                                             -------------    ---   --------     -------
BALANCE, DECEMBER 31, 2005                   1,967,824,350     39    141,532      38,739
   Issuance of:
      Shares issued for exercise of stock
         options                                 5,643,000     --        354          --
      Shares issued for 1999 Purchase Plan       6,980,050     --        985          --
   Acquisition of treasury stock --
      58,447,450 shares                                 --     --         --          --
   Retirement of treasury stock                (73,477,450)    (1)    (5,240)     (5,605)
   Options granted to nonemployees                      --     --          4          --
   Stock-based compensation                             --     --      2,589          --
   Net income for 2006                                  --     --         --         743
   Foreign currency translation adjustments             --     --         --          --
   Unrealized loss on available-for-sale
      securities                                        --     --         --          --
                                             -------------    ---   --------     -------
BALANCE, DECEMBER 31, 2006                   1,906,969,950     38    140,224      33,877
   Issuance of:
      Shares issued for exercise of stock
         options                                13,564,800     --      2,565          --
      Shares issued for 1999 Purchase Plan       5,060,300     --        809          --
      Shares vested under RSUs                   1,922,100     --         --          --
   Acquisition of treasury stock --
      20,649,000 shares                                 --     --         --          --
   Retirement of treasury stock                (15,649,000)    --     (1,120)     (1,914)
   Stock-based compensation                             --     --      2,466          --
   Cumulative effect of adopting FIN 48                 --     --         --        (100)
   Net income for 2007                                  --     --         --      24,984
   Pension loss                                         --     --         --          --
   Foreign currency translation adjustments             --     --         --          --
   Unrealized gain on available-for-sale
      securities                                        --     --         --          --
                                             -------------    ---   --------     -------
BALANCE, DECEMBER 31, 2007                   1,911,868,150    $38   $144,944     $56,847
                                             =============    ===   ========     =======

                                                           Accumulated Other
                                                      Comprehensive Income (Loss)
                                             ---------------------------------------------
                                              Unrealized   Cumulative  Unrealized
                                              Investment  Translation    Pension            Treasury  Shareholders'
                                             Gain (Loss)   Adjustment     Loss      Total     Stock      Equity
                                             -----------  -----------  ----------  -------  --------  -------------
BALANCE, JANUARY 1, 2005                       $  (154)      $   44       $ --     $  (110) $    --     $170,781
   Issuance of:
      Shares issued for exercise of stock
         options                                    --           --         --          --       --        1,185
      Shares issued for 1999 Purchase Plan          --           --         --          --       --        1,110
   Acquisition of treasury stock --
      20,420,000 shares                             --           --         --          --   (4,355)      (4,355)
   Retirement of treasury stock                     --           --         --          --    1,059           --
   Options granted to nonemployees                  --           --         --          --       --           36
   Net income for 2005                              --           --         --          --       --        8,147
   Foreign currency translation adjustments         --         (238)        --        (238)      --         (238)
   Unrealized loss on available-for-sale
      securities                                  (770)          --         --        (770)      --         (770)
                                               -------       ------       ----     -------  -------     --------
BALANCE, DECEMBER 31, 2005                        (924)        (194)        --      (1,118)  (3,296)     175,896
   Issuance of:
      Shares issued for exercise of stock
         options                                    --           --         --          --       --          354
      Shares issued for 1999 Purchase Plan          --           --         --          --       --          985
   Acquisition of treasury stock --
      58,447,450 shares                             --           --         --          --   (7,550)      (7,550)
   Retirement of treasury stock                     --           --         --          --   10,846           --
   Options granted to nonemployees                  --           --         --          --       --            4
   Stock-based compensation                         --           --         --          --       --        2,589
   Net income for 2006                              --           --         --          --       --          743
   Foreign currency translation adjustments         --          695         --         695       --          695
   Unrealized loss on available-for-sale
      securities                                  (205)          --         --        (205)      --         (205)
                                               -------       ------       ----     -------  -------     --------
BALANCE, DECEMBER 31, 2006                      (1,129)         501         --        (628)      --      173,511
   Issuance of:
      Shares issued for exercise of stock
         options                                    --           --         --          --       --        2,565
      Shares issued for 1999 Purchase Plan          --           --         --          --       --          809
      Shares vested under RSUs                      --           --         --          --       --           --
   Acquisition of treasury stock --
      20,649,000 shares                             --           --         --          --   (4,330)      (4,330)
   Retirement of treasury stock                     --           --         --          --    3,034           --
   Stock-based compensation                         --           --         --          --       --        2,466
   Cumulative effect of adopting FIN 48             --           --         --          --       --         (100)
   Net income for 2007                              --           --         --          --       --       24,984
   Pension loss                                     --           --        (95)        (95)      --          (95)
   Foreign currency translation adjustments         --        1,667         --       1,667       --        1,667
   Unrealized gain on available-for-sale
      securities                                 2,702           --         --       2,702       --        2,702
                                               -------       ------       ----     -------  -------     --------
BALANCE, DECEMBER 31, 2007                     $ 1,573       $2,168       $(95)    $ 3,646  $(1,296)    $204,179
                                               =======       ======       ====     =======  =======     ========

The accompanying notes are an integral part of the consolidated financial statements.

O//2// MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

                                                                    Years Ended December 31
                                                               --------------------------------
                                                                  2005       2006        2007
                                                               ---------   --------   ---------
OPERATING ACTIVITIES
   Net income                                                  $   8,147   $    743   $  24,984
   Adjustments to reconcile net income to net cash provided
      by operating activities:
      Depreciation and amortization                                3,684      4,947       6,927
      Amortization of stock options granted for services             264        239          98
      Stock-based compensation                                        --      2,589       2,466
      Gain on sale of long-term investments                           --         --         (20)
      Gain on sale of short-term investments                         (10)       (24)         --
      Deferred income taxes                                          527       (845)       (194)
      Impairment loss on long-term investments                        --        756          --
      Loss on sale/disposal of property and equipment                 18         76          18
      Reversal of income tax payable                                (658)    (2,513)         --
      Changes in operating assets and liabilities:
         Accounts receivable, net                                 (2,029)    (7,527)     (5,613)
         Inventories                                              (4,712)     1,867      (8,164)
         Prepaid expenses and other current assets                (2,721)      (819)        (66)
         Notes and accounts payable                                2,125      4,091         990
         Income tax payable                                          814       (403)        191
         Accrued expenses and other current liabilities            5,570         11        (195)
         Accrued pension liabilities                                  --         90         (32)
         FIN 48 tax liabilities                                       --         --          (7)
                                                               ---------   --------   ---------
         Net cash provided by operating activities                11,019      3,278      21,383
                                                               ---------   --------   ---------
INVESTING ACTIVITIES
   Long-term note receivables from employees                          --        402           8
      Acquisition of:
      Property and equipment                                     (14,870)   (23,367)     (8,123)
      Long-term investments                                       (5,819)    (8,073)         --
      Short-term investments                                    (151,562)   (98,755)    (75,499)
   (Increase) decrease in:
      Restricted assets                                              306        383       2,207
      Restricted cash                                             (3,718)    (2,699)      1,532
      Other assets                                                (1,750)      (496)     (1,057)
   Proceeds from:
      Sale of short-term investments                             158,132    134,297      66,604
      Sale of long-term investments                                   --         --          60
      Sale of property and equipment                                  --          4          --
                                                               ---------   --------   ---------
         Net cash (used in) provided by investing activities     (19,281)     1,696     (14,268)
                                                               ---------   --------   ---------
FINANCING ACTIVITIES
   Acquisition of treasury stock                                  (4,355)    (7,550)     (4,330)
      Proceeds from:
      Exercise of stock options                                    1,185        354       2,565
      Issuance of ordinary shares under 1999 Purchase Plan         1,110        985         809
                                                               ---------   --------   ---------
         Net cash used in financing activities                    (2,060)    (6,211)       (956)
                                                               ---------   --------   ---------

                                                                     (Continued)

                                                                 Years Ended December 31
                                                               ---------------------------
                                                                 2005      2006      2007
                                                               -------   -------   -------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                    $   377   $   300   $ 1,000
                                                               -------   -------   -------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                             (9,945)     (937)    7,159
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  56,320    46,375    45,438
                                                               -------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $46,375   $45,438   $52,597
                                                               =======   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                                      $    --   $    --   $    --
   Cash paid for tax                                           $   292   $ 1,311   $ 1,528
NON-CASH INVESTING AND FINANCING ACTIVITIES
   Increase in payable for acquisition of equipment            $ 1,183   $    --   $    --
   Short-term investments reclassified to restricted assets    $ 1,430   $   307   $    --

The accompanying notes are an integral part of the consolidated financial statements

O//2// MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.   GENERAL

     Business

     O//2// Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O//2// Micro International Limited (the "Company") was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O//2// Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O//2// Micro, Inc. became the Company's subsidiary after the share exchange.

     The Company has incorporated various wholly-owned subsidiaries, including (among others) O//2// Micro Electronics, Inc. ("O//2// Micro-Taiwan"), O//2// Micro International Japan Ltd. ("O//2// Micro-Japan"), O//2// Micro Pte Limited-Singapore ("O//2// Micro-Singapore") and O//2// Micro (China) Co., Ltd ("O//2// Micro-China"). O//2// Micro-Taiwan is engaged in operations. O//2// Micro-Japan is engaged in trading. O//2// Micro-Singapore, O//2// Micro-China and other subsidiaries are mostly engaged in research and development. To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited ("OceanOne") in Ningbo of the People's Republic of China ("China") in August 2005. OceanOne is engaged in semiconductor testing service and commenced its operations in January 2007.

     In July 2007, the Company signed a Memorandum of Understanding ("MOU") with Sigurd Microelectronics (Cayman) Co., Ltd ("Sigurd Cayman"), a subsidiary of Sigurd Microelectronics Corporation ("Sigurd"). Sigurd is a leading provider of semiconductor assembly and test services in Taiwan. Under this MOU, the Company intended to divest its investment in OceanOne by selling 100% ownership of OceanOne to Sigurd and to invest a certain amount to Sigurd Cayman to become a strategic partner of Sigurd. As of March 31, 2008, the transaction has not completed as Sigurd is still in the process of obtaining approval from the Taiwan government.

     At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company's Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("HKSE") and various matters related to the proposed listing and offering, including the adoption of an Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan ("2005 SIP") and the 2005 Share Option Plan ("2005 SOP"), general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of HKSE, and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market ("Nasdaq"). Following approval of these matters, the Company ceased trading its Ordinary Shares on the Nasdaq, effected the share split of Ordinary Shares on November 25, 2005, and commenced trading of ADSs on the Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

     On December 30, 2005, the Board determined to file for listing with the HKSE by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration. The HKSE listing became effective on March 2, 2006.

     The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 SIP, the 2005 SOP, general issue and repurchase mandates became effective upon the listing of the Ordinary Shares on the HKSE.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Significant accounting estimates reflected in the Consolidated financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies and stock-based compensation.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

     Restricted Assets

     The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 20). Restricted assets can be released only upon the resolution of the related litigation.

     Short-term Investments

     The Company maintains its excess cash in time deposits, US treasury bills, government and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2007, all the above-mentioned investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

     Investment transactions are recorded on the trade date.

     Inventories

     Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management' s assumptions about future demand and market conditions and writes down inventory as needed.

     Long-term Investments

     Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

     Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

     Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

     Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings -35 to 49.7 years, equipment -3 to 10 years, furniture and fixtures -3 to 15 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment -5 years.

     Long-lived Asset Impairment

     The Company evaluates the recoverability of long-lived assets annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

     Treasury Stock

     The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

     Revenue Recognition

     Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

     Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

     In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors' selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in the Company's inventory balance.

     Research and Development

     Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditure related to research and development activities of the Company are charged to operating expenses when incurred.

     Advertising Expenses

     The Company expenses all advertising and promotional costs as incurred. These costs were approximately $1,447,000 in 2005, $3,200,000 in 2006 and $3,892,000 in 2007, respectively. A portion of these costs was for advertising, which approximately amounted to $453,000 in 2005, $535,000 in 2006 and $229,000 in 2007, respectively.

     Pension Costs

     The Company provides pension benefits and account for the benefit costs on an accrual basis. Pension amounts recognized in the consolidated financial statements are determined on an actuarial basis using several different assumptions. The two most significant assumptions used in the valuation are the discount rate and the long-term rate of return in assets. In determining the net period benefit cost, the Company applies a discount rate in the actuarial valuation of the pension benefit.

     Income Tax

     The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. In addition, the Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

     Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- An interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

     Stock-based Compensation

     The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for options granted under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the option grant, between the fair value of the Company's stock and the exercise price of the option.

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006 and 2007, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

     As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company recorded stock-based compensation of $2,589,000 to loss before income tax and net income for the year ended December 31, 2006, and resulted in a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impact of stock options, restricted stock units grants and the employee stock purchase plan. The Company's policy for attributing the value of graded vest share-based payments is a straight-line approach.

     At the end of June 2005, the Board approved the vesting acceleration of certain options. The Board evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options had exercise prices in excess of current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which was zero under APB No. 25.

     The following pro forma information, as required by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

                                                    Year Ended
                                                   December 31,
                                                       2005
                                                   ------------
Net income as reported (in thousands)               $    8,147
Add: Stock-based compensation included in net
   income, including tax expense of $0 for 2005             --
Deduct: Stock-based compensation determined
   under SFAS No. 123 including tax expense of
   $0 for 2005                                         (15,862)
                                                    ----------
Pro forma net loss                                  $   (7,715)
                                                    ==========
Pro forma shares used in calculation
   -- basic (in thousands)                           1,961,168
                                                    ==========
Pro forma loss per share
   -- basic                                         $  (0.0039)
                                                    ==========
Earnings per share
   -- basic as reported                             $   0.0042
                                                    ==========
Pro forma shares used in calculation
   -- diluted (in thousands)                         1,997,459
                                                    ==========
Pro forma earnings per share -- diluted             $       NA
                                                    ==========
Earnings per share -- diluted as reported           $   0.0041
                                                    ==========

     Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

     This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

     In September, November and December 2005, the Company granted 1,100,000, 100,000 and 70,600,000 stock options, respectively, to employees with the following features:

     a. Employees will be granted fully vested, immediately exercisable stock options to purchase the Company's ordinary shares.

     b. The Company has the right but is not required to repurchase exercised stock options upon termination of an employee's service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee's termination. Mature shares are those that have been held by the employee for a period of more than six months.

     c. Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

     d. There is no requisite service period or other performance criteria required by the employee to earn the stock option.

     The total pro forma charge for the immediately vested options was $8,588,000 in 2005 and is included in the table above.

     Foreign Currency Transactions

     The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities' functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

     Translation of Foreign Currency Financial Statements

     The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: Assets and liabilities -- current rate on balance sheet date; shareholders' equity -- historical rate; income and expenses -- weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

     Comprehensive Income (Loss)

     Comprehensive income represents net income plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

     Legal Contingencies

     The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

     The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to the Company's products.

     Recent Accounting Pronouncements

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No.157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on the consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on the consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not elect to adopt this guidance.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. The Company is in the process of evaluating the provisions of this standard and is currently unable to estimate the impact.

     In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements -- an amendment of ARB No. 51" (SFAS No.160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 31, 2007, the Company did not have any minority interests. The adoption of SFAS No. 160 will not impact the Company's consolidated financial statements.

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

3.   CASH AND CASH EQUIVALENTS

                                 (In Thousands)
                                   December 31
                                -----------------
                                  2006      2007
                                -------   -------
Time deposits                   $30,155   $30,378
Savings and checking accounts    13,180    22,203
US treasury bills                 2,086        --
Petty cash                           17        16
                                -------   -------
                                $45,438   $52,597
                                =======   =======

4.   SHORT-TERM INVESTMENTS

                                  (In Thousands)
                                   December 31
                                -----------------
                                  2006      2007
                                -------   -------
Time deposits                   $19,697   $28,650
                                =======   =======

     Short-term investments by contractual maturity are as follows:

                                  (In Thousands)
                                   December 31
                                -----------------
                                  2006      2007
                                -------   -------
Due within one year             $19,668   $28,650
Due after one year through
   two years                         29        --
                                -------   -------
                                $19,697   $28,650
                                =======   =======

     The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2005 were $12,000 and $2,000, respectively, for the year ended December 31, 2006 were $26,000 and $2,000, respectively, and for the year ended December 31, 2007 were both $0. Gross unrealized gains and losses at December 31, 2005 were $55,000 and $11,000, respectively, at December 31, 2006 were $0 and $6,000, respectively, and at December 31, 2007 were both $0.

     The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 (nil at December 31, 2007).

                                   (In Thousands)
                                 December 31, 2006
                                Less Than 12 Months
                                -------------------
                                 Fair    Unrealized
                                 Value     Losses
                                ------   ----------
Investment in CSMC (Note 8)     $2,668     $1,123
                                ======     ======

5.   ACCOUNTS RECEIVABLE, NET

                                   (In Thousands)
                                     December 31
                                 ------------------
                                   2006       2007
                                 --------   -------
Accounts receivable              $19,310    $25,585
Allowances for
   Doubtful receivable                (7)       (88)
   Sales returns and discounts      (316)      (897)
                                 -------    -------
                                 $18,987    $24,600
                                 =======    =======

     The Company allows an average credit period from 30 to 50 days to its trade customers. The following is an aging analysis of accounts receivables net of impairment losses at the respective balance sheet dates:

                    December 31
                 -----------------
                   2006      2007
                 -------   -------
0 to 30 days     $18,510   $21,163
31 to 60 days        449     2,936
61 to 90 days         28       399
91 to 120 days        --        42
Over 120 days         --        60
                 -------   -------
                 $18,987   $24,600
                 =======   =======

     The changes in the allowances are summarized as follows:

                                              (In Thousands)
                                               Years Ended
                                               December 31
                                             ---------------
                                              2006     2007
                                             -----   -------
Allowances for doubtful receivable
   Balance, beginning of the year            $  34   $     7
   Additions                                    --        81
   Write-off                                   (27)       --
                                             -----   -------
   Balance, end of the year                  $   7   $    88
                                             =====   =======
Allowances for sales returns and discounts
   Balance, beginning of the year            $ 316   $   316
   Additions                                   848     1,836
   Write-off                                  (848)   (1,255)
                                             -----   -------
   Balance, end of the year                  $ 316   $   897
                                             =====   =======

6.   INVENTORIES

                    (In Thousands)
                     December 31
                  -----------------
                    2006     2007
                  -------   -------
Finished goods    $ 5,412   $ 7,814
Work-in-process     5,375     5,434
Raw materials       3,289     8,879
                  -------   -------
                  $14,076   $22,127
                  =======   =======

7.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                    (In Thousands)
                                     December 31
                                   ---------------
                                    2006     2007
                                   ------   ------
Prepayments to foundry providers   $2,940   $2,680
Interest receivable                 2,203    2,445
Prepaid expenses                    1,418    1,514
Other receivable                       76      311
Deferred tax assets                    31       45
Value-added-tax paid                  174       32
Other                                 537      449
                                   ------   ------
                                   $7,379   $7,476
                                   ======   ======

8.   LONG-TERM INVESTMENTS

                                                   (In Thousands)
                                                    December 31
                                                 -----------------
                                                   2006      2007
                                                 -------   -------
Cost method
   X-FAB Semiconductor Foundries AG ("X-FAB")    $ 4,968   $ 4,968
   360 Degree Web Ltd. ("360 Degree Web")          1,305     1,305
   GEM Services, Inc. ("GEM")                        500       500
   Etrend Hightech Corporation ("Etrend")            960        --
   Asia SinoMOS Semiconductor Inc. ("Sinomos")    13,073    13,073
   Philip Ventures Enterprise Fund ("PVEF")          585       585
                                                 -------   -------
                                                  21,391    20,431
Available for sale securities -- noncurrent
   CSMC Technologies Corporation ("CSMC")          2,668     5,265
   Etrend                                             --     1,019
                                                 -------   -------
                                                   2,668     6,284
                                                 $24,059   $26,715
                                                 =======   =======

     The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2007, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 1.60% ownership of X-FAB.

     The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.30 per share. As of December 31, 2007, the Company held 19.52% ownership of 360 Degree Web.

     The Company invested in GEM's preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2007, the Company held 333,334 shares at the value of $500,000, which represented a 0.89% ownership of GEM.

     The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2007, the Company held 8.65% ownership of Etrend. In August 2007, Etrend's shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. As of December 31, 2007, the Company recorded an unrealized gain on investment in Etrend of $99,000.

     In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested preferred shares of $3,288,000 and $4,785,000, respectively. As of December 31, 2007, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

     In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of SG$1,000,000 for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2007.

     The Company invested in Silicon Genesis Corporation ("SiGen") preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator ("SOI"), stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2007, representing a 0.06% ownership in SiGen.

     In August 2004, the Company invested in CSMC's ordinary shares which are listed on the HKSE at a purchase price of $4,547,000. CSMC is a semiconductor foundry company. As of December 31, 2007, the Company held 70,200,000 shares, which represent approximately 2.56% ownership of CSMC. The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price had been below the cost of HKD 0.50 per share for a continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HKD 0.42 per share on June 30, 2006. As of December 31, 2007, the Company recognized an unrealized gain of $1,474,000 on investment in CSMC.

9.   PROPERTY AND EQUIPMENT, NET

                                             (In Thousands)
                                              December 31
                                           -----------------
                                             2006      2007
                                           -------   -------
Cost
   Freehold Land                           $11,299   $11,299
   Buildings                                 8,055     8,055
   Equipment                                30,599    38,357
   Furniture and fixtures                    1,393     1,476
   Leasehold improvements                    3,385     3,723
   Transportation equipment                    514       590
   Prepayment for property and equipment     1,426       878
                                           -------   -------
                                            56,671    64,378
                                           -------   -------
Accumulated depreciation
   Buildings                                   313       493
   Equipment                                12,569    17,276
   Furniture and fixtures                      786       998
   Leasehold improvements                    1,465     2,235
   Transportation equipment                    111       228
                                           -------   -------
                                            15,244    21,230
                                           -------   -------
                                           $41,427   $43,148
                                           =======   =======

     Depreciation expense recognized during the years ended December 31, 2005, 2006 and 2007 were approximately $3,388,000, $4,545,000 and $6,580,000, respectively.

     In April 2006, the Company purchased 29,935 square feet of freehold land in Hsin-Chu, Taiwan for a future facility for a total purchase price of approximately $8,789,000 (NT$286,421,000) which is included above.

10.  OTHER ASSETS

                                             (In Thousands)
                                              December 31
                                            ---------------
                                             2006     2007
                                            ------   ------
Land use rights, net                        $1,379   $1,350
Deferred charges, net                          618    1,159
Refundable deposits                            560      660
Deferred income tax assets -- noncurrent       295      477
Prepayment for land use rights                 215      230
Long-term notes receivable from employees        8       --
                                            ------   ------
                                            $3,075   $3,876
                                            ======   ======

     All land within municipal zones in China is owned by the government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

     Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.

     In view of the expansion of the Company's operations in China, the Company entered into a purchase contract to acquire land use rights located in Ningbo, China. The total contracted price was $767,000 (RMB 5,600,000) (2006: $717,000) of which $230,000 (RMB 1,680,000) (2006: $215,000) has been paid as of December 31, 2007 and such amount has been included in the prepayment for land use rights.

     Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

     In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan has been repaid in December 2006.

11.  NOTES AND ACCOUNTS PAYABLE

     The following is an aging analysis of notes and accounts payable at the respective balance sheet dates:

                  (In Thousands)
                    December 31
                 ----------------
                  2006      2007
                 ------   -------
0 to 30 days     $9,448   $10,224
31 to 60 days       262       592
61 to 90 days        90        25
91 to 120 days       --        --
Over 120 days        51        --
                 ------   -------
                 $9,851   $10,841
                 ======   =======

12.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                         (In Thousands)
                                          December 31
                                       -----------------
                                         2006      2007
                                       -------   -------
Salaries, bonus and benefits           $ 3,844   $ 3,717
Legal and audit fees                     3,187     2,115
Consulting fees                            153     1,122
Promotional expenses                       743       533
Withholding tax payable                    260       285
Deferred income tax liabilities            107       109
Payable for acquisition of equipment       248        89
Value-added tax payable                    243        20
Other accrued expenses                   2,959     2,257
Other                                      468     1,350
                                       -------   -------
                                       $12,212   $11,597
                                       =======   =======

13.  INCOME TAX

     Income (loss) before income tax consisted of:

                      (In Thousands)
                   Years Ended December 31
                 --------------------------
                  2005      2006     2007
                 ------   -------   -------
Cayman Islands   $6,226   $(3,395)  $20,832
Foreign           2,955     1,688     5,608
                 ------   -------   -------
                 $9,181   $(1,707)  $26,440
                 ======   =======   =======

     Income tax expense (benefit) consisted of:

                                     (In Thousands)
                                Years Ended December 31
                               -------------------------
                                2005      2006     2007
                               ------   -------   ------
Current                        $  507   $(1,605)  $1,650
Deferred                          527      (845)    (194)
                               ------   -------   ------
Income tax expense (benefit)   $1,034   $(2,450)  $1,456
                               ======   =======   ======

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) is as follows:

                                              Years Ended December 31
                                             -------------------------
                                              2005      2006      2007
                                             -----    -------    -----
Cayman statutory rate                            0%         0%       0%
Foreign rates in excess of statutory rates   15.69%     35.21%    5.36%
Changes in deferred income tax assets        (7.12%)   (49.56%)  (2.22%)
Adjustments to prior years' taxes            (9.11%)  (190.22%)  (0.42%)
Change in valuation allowance for deferred
   income tax assets                          9.74%     35.62%   (2.96%)
Others                                        2.06%     25.42%    5.75%
                                             -----    -------    -----
Effective tax rate                           11.26%   (143.53%)   5.51%
                                             =====    =======    =====

     The deferred income tax assets and liabilities as of December 31, 2006 and 2007 consisted of the following:

                                                             (In Thousands)
                                                              December 31
                                                           -----------------
                                                             2006      2007
                                                           -------   -------
Deferred income tax assets
   Research and development credits                        $ 5,553   $ 3,970
   Organization costs                                           --       576
   Net operating loss carryforwards                             51        32
   Accrued vacation                                            158       160
   Depreciation and amortization                               353       612
   Deferred interest deductions                                326       240
   Others                                                       29       292
                                                           -------   -------
                                                             6,470     5,882
Valuation allowance                                         (6,144)   (5,360)
                                                           -------   -------
Total net deferred income tax assets                           326       522
                                                           -------   -------
Deferred income tax liabilities
  Unrealized foreign exchange                                   42        71
  Unrealized capital allowance                                  65        38
                                                           -------   -------
Total deferred income tax liabilities                          107       109
                                                           -------   -------
Net deferred income tax assets                             $   219   $   413
                                                           =======   =======
Balance sheet caption reported in:
Prepaid expenses and other current assets (note 7)         $    31   $    45
Other assets (note 10)                                         295       477
Accrued expenses and other current liabilities (note 12)       107       109
                                                           -------   -------
                                                           $   219   $   413
                                                           =======   =======

     The valuation allowance shown in the table above relates to net operating loss, credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $592,000 and decreased $784,000 for the years ended December 31, 2006 and 2007, respectively.

     As of December 31, 2007, O//2// Micro, Inc. had US federal and state research and development credit carryforwards of approximately $3,716,000 and $3,810,000, respectively. The US federal research and development credit will expire from 2018 through 2027 if not utilized, while the state research and development credit will never expire.

     The Company reversed $375,000 and $2,513,000 of income tax payable for the 2000 and 2001 tax years in September 2004 and in September 2006, respectively, due to completion of the examination and approval of its filed Taiwan income tax return for the years ended December 31, 2000 and 2001. The tax authorities also determined a tax refund for 2001 income tax; therefore, the Company recognized additional income tax benefit of $69,000 and received the refund in October 2006.

     On May 24, 2004, O//2//Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower value to the Taiwan Customs Authority than the correct value that was reported on O//2//Micro-Taiwan's tax return for the tax years of 2003 and 2004. The Taiwan Ministry of Finance approved the rectification of the value of the imported goods in 2005. The completion of the rectification resulted in the reversal of a contingent income tax liability of $658,000 and an income tax benefit was recognized in 2005.

     As a result of the implementation of FIN 48, the Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. At December 31, 2007, the Company had $210,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. The Company does not recognize any interest and penalty related to uncertain tax positions in income tax expense as the related interests are not deemed material to the financial statements.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows

                                                       (In Thousands)
                                                       --------------
Balance as of January 1, 2007                              $ 217
Increase in tax position balance during current year         110
Decrease in tax position balance during current year        (117)
                                                           -----
Balance as of December 31, 2007                            $ 210
                                                           =====

     Uncertain tax positions relate to the allocation of income amongst the Company's global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

     The Company files income tax returns in various foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2003.

14.  NET INCOME

                                                              (In Thousands)
                                                         Years Ended December 31
                                                       ---------------------------
                                                         2005      2006      2007
                                                       -------   -------   -------
Net income is arrived at after charging (crediting):
Staff cost excluding directors' emoluments             $24,388   $35,345   $37,751
Auditors' remuneration                                     665       409       959
Depreciation and amortization                            3,684     4,947     6,927
Amortization of stock options granted for services         264       239        98
Stock-based compensation                                    --     2,589     2,466
Gain on sale of long-term investments                       --        --       (20)
Gain on sale of short-term investments                     (10)      (24)       --
Impairment loss on long-term investments                    --       756        --
Loss on sale/disposal of property and equipment             18        76        18

15.  DIRECTORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

     Directors

     Details of emoluments paid by the Company to the directors of the Company during the three years periods ended December 31, 2007 are as follows:

                                       (In Thousands)
                                  Years Ended December 31
                                  -----------------------
                                    2005   2006    2007
                                    ----   ----   ------
Fees                                $139   $208   $  235
Salaries and other benefits          485    639      904
Retirement benefit contribution        2      3        3
                                    ----   ----   ------
Total emoluments                    $626   $850   $1,142
                                    ====   ====   ======

     The emoluments of the directors were within the following bands:

                                    Years Ended December 31
                               ---------------------------------
                                  2005        2006        2007
                               Number of   Number of   Number of
                               directors   directors   directors
                               ---------   ---------   ---------
Nil to HK$1,000,000                 6           5           6
HK$1,000,001 to HK$1,500,000        2          --          --
HK$1,500,001 to HK$2,000,000       --           3           1
HK$2,000,001 to HK$2,500,000       --          --           1
HK$3,000,001 to HK$3,500,000       --          --           1

     Five highest paid individuals' emoluments

     Total emoluments payable to these five individuals are as follows:

                                   (In Thousands)
                               Years Ended December 31
                              ------------------------
                               2005     2006     2007
                              ------   ------   ------
Salaries and other benefits   $  800   $  915   $  894
Bonuses                          796      964    1,034
                              ------   ------   ------
Total emoluments              $1,596   $1,879   $1,928
                              ======   ======   ======

     None of the directors was the five highest paid individuals of the Company for the years ended December 31, 2005. One of the directors was the five highest paid individuals of the Company for the year ended December 31, 2006. Two of the directors were the five highest paid individuals of the Company for the year ended December 31, 2007.

                                    Years Ended December 31
                               ---------------------------------
                                  2005        2006        2007
                               Number of   Number of   Number of
                               directors   directors   directors
                               ---------   ---------   ---------
HK$1,500,001 to HK$2,000,000        4           2           1
HK$2,000,001 to HK$2,500,000       --           2           2
HK$3,000,001 to HK$3,500,000        1          --           1
HK$7,000,001 to HK$7,500,000       --           1          --
HK$7,500,001 to HK$8,000,000       --          --           1

     During the three years ended December 31, 2007, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as a compensation for loss of office as a director of any member of the Company or in connection with the management of the affairs of any members of the Company. None of the directors waived any emoluments during the three years ended December 31, 2007.

16.  RETIREMENT AND PENSION PLANS

     The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

     The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2005, 2006 and 2007, pension costs charged to income in relation to the contributions to these schemes were $861,000, $1,293,000 and $1,675,000 respectively. In October 2006, the
     Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O//2//Micro-Taiwan who are subject to the Taiwan Standards Labor Law ("Labor Law") to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan. The measurement date of the plan is December 31.

     As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

     Changes in projected benefit obligation and plan assets for the years ended December 31, 2006 and 2007 are as follows:

                                    (In Thousands)
                               Years Ended December 31
                               -----------------------
                                     2006   2007
                                     ----   ----
Beginning benefit obligation         $444   $464
Service cost                            4      5
Interest cost                          16     16
Benefits paid                          --     --
Actuarial loss                         --     97
                                     ----   ----
Ending benefit obligation            $464   $582
                                     ====   ====

                                                    (In Thousands)
                                               Years Ended December 31
                                               -----------------------
                                                     2006   2007
                                                     ----   ----
Fair value of plan assets, beginning of year          $--    $ 9
Employer contributions                                  9     52
Actual return on plan assets                           --      1
                                                      ---    ---
Fair value of plan assets, end of year                $ 9    $62
                                                      ===    ===

     The component of net periodic benefit cost is as follows:

                                                              (In Thousands)
                                                         Years Ended December 31
                                                         -----------------------
                                                               2006   2007
                                                               ----   ----
Service cost                                                    $ 4    $ 5
Interest cost                                                    16     16
Expected return on plan assets                                   --     (1)
Amortization of the unrecognized transition obligation           70     --
                                                                ---    ---
Net periodic benefit cost                                       $90    $20
                                                                ===    ===

     The funded status of the plan is as follows:

                                 (In Thousands)
                                   December 31
                                 --------------
                                  2006    2007
                                 -----   -----
Accumulated benefit obligation   $(332)  $(424)
                                 =====   =====
Project benefit obligation        (464)   (582)
Plan assets at fair value            9      62
                                 -----   -----
Funded status of the plan        $(455)  $(520)
                                 =====   =====

     The actuarial assumptions are as follows:

                                                   Years Ended December 31
                                                   -----------------------
                                                         2006   2007
                                                         ----   ----
Discount rate                                            3.5%   3.0%
Rate of compensation increases                           2.0%   2.0%
Expected long-term rate of return on plan assets         2.5%   2.5%

17.  STOCK-BASED COMPENSATION

     Employee Stock Purchase Plan

     In October 1999, the Board adopted the 1999 Purchase Plan ("1999 Purchase Plan"), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

     The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee' s payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2006 and 2007, 6,980,050 and 5,060,300 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2007, 10,791,650 shares were available for issuance.

     Stock Option Plans

     In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

     Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2007, the number of options outstanding and exercisable was 15,041,650 and 15,041,650, respectively, under the 1997 Stock Plan, and 247,296,700 and 221,273,550, respectively, under the 1999 Stock Incentive Plan.

     The Board adopted the 2005 SOP which was effective on March 2, 2006, the date the Company completed the HKSE listing, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company's ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2007, the number of options outstanding and exercisable was 45,169,900 and 10,601,000, respectively, under the 2005 SOP.

     A summary of the Company's stock option activity under the plans as of December 31, 2007 and changes during the year then ended is presented as follows:

                                                             Weighted      Weighted
                                               Number of      Average      Average      Aggregate
                                              Outstanding    Exercise     Remaining     Intrinsic
                                            Options Shares     Price    Contract Life     Value
                                            --------------   --------   -------------   ---------
Outstanding Options,
   January 1, 2006                           310,484,350      $0.2364
   Granted                                    21,988,400      $0.1731
   Exercised                                  (5,643,000)     $0.0630
   Forfeited or expired                      (20,086,750)     $0.2451
                                             -----------
Outstanding Options,
   December 31, 2006 (240,858,450 options
      exercisable at a weighted average
      exercise price of $0.2354)             306,743,000      $0.2344
   Granted                                    31,149,000      $0.1964
   Exercised                                 (13,564,800)     $0.1891
   Forfeited or expired                      (16,818,950)     $0.2570
                                             -----------
Outstanding Options,
   December 31, 2007                         307,508,250      $0.2313        5.98       $8,815,000
                                             ===========                     ====       ==========
Vested and Expected to Vest
   Options at December 31, 2007              273,350,559      $0.2321        5.90       $7,808,000
                                             ===========                     ====       ==========
Exercisable Options at
   December 31, 2007                         246,916,200      $0.2355        5.76       $6,712,000
                                             ===========                     ====       ==========

     The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 were $841,000, $177,000 and 1,301,000, respectively.

     The following table summarizes information about outstanding and vested stock options:

                                      Options Outstanding             Options Exercisable
                             ------------------------------------   ----------------------
                                             Weighted
                                             Average     Weighted     Weighted
                                            Remaining     Average      Number      Average
                                Number     Contractual   Exercise   Exercisable   Exercise
Range of Exercise Prices     Outstanding       Life        Price     and Vested    Price
------------------------     -----------   -----------   --------   -----------   --------
$0.0050-$0.0100                2,366,650       1.18       $0.0099     2,366,650    $0.0099
$0.0790-$0.1198                6,181,550       2.27       $0.0929     6,048,900    $0.0923
$0.1292-$0.1948               77,144,800       5.42       $0.1664    50,619,750    $0.1692
$0.2013-$0.2994              172,816,050       6.60       $0.2322   144,305,150    $0.2302
$0.3076-$0.4836               48,999,200       5.36       $0.3582    43,575,750    $0.3622
                             -----------                            -----------
Balance, December 31, 2007   307,508,250       5.98       $0.2313   246,916,200    $0.2355
                             ===========                            ===========

     Share Incentive Plan

     The Board adopted the 2005 SIP which was effective on March 2, 2006, the date the Company completed the HKSE listing. The 2005 SIP provides for the grant of restricted shares, restricted share units ("RSU"), share appreciation rights and dividend equivalent rights (collectively referred to as "Awards") up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The RSUs vest over a requisite service period of 4 years.

     A summary of the status of the Company's RSUs as of December 31, 2007, and the changes during the year ended December 31, 2007 is presented as follows:

                                               Weighted
                                  Number of     Average
                                 Outstanding   Exercise
                                    Awards       Price
                                 -----------   --------
Initial shares granted             8,085,250    $0.1736
Vested                                    --         --
Forfeited and expired               (170,500)   $0.1736
                                  ----------
Nonvested at December 31, 2006     7,914,750    $0.1736
                                  ----------
Granted                            9,236,500    $0.2041
Vested                            (1,922,100)   $0.1736
Forfeited and expired               (901,600)   $0.1935
                                  ----------
Nonvested at December 31, 2007    14,327,550    $0.1920
                                  ==========

     As of December 31, 2007, there was $5,027,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 2.95 years. The total fair value of RSUs vested during the year ended December 31, 2006 and 2007 was $0 and $334,000, respectively.

     Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2005, 2006 and 2007 was $2,295,000, $1,339,000 and $3,374,000, respectively.

     For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board for grants prior to August 23, 2000. The fair value of subsequent option grants or RSU grants was based on the market price of ordinary shares on the day of grant.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility of stock prices for a period equal to the options' expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

                                     Stock Options                          Employee Stock Purchase Plan
                                Years Ended December 31                       Years Ended December 31
                          -----------------------------------   ---------------------------------------------------
                             2005        2006         2007            2005              2006              2007
                          ---------   ----------   ----------   ---------------   ---------------   ---------------
Risk-free interest rate        4.06%  4.45%-5.10%  3.41%-4.92%       2.20%-3.96%       4.47%-5.12%       3.81%-5.13%
Expected life             5-7 years    5-7 years      5 years   0.26-0.51 years   0.25-0.26 years   0.25-0.26 years

Volatility                       65%      67%-71%      58%-66%           38%-78%           44%-51%           38%-50%
Dividend                         --           --           --                --                --                --

     The weighted-average grant-date fair values of options granted during the years ended December 31, 2005, 2006 and 2007 were $0.1338, $0.1062, and
     $0.1135, respectively. The weighted-average fair values for purchase rights granted pursuant to the 1999 Purchase Plan during the years ended December 31, 2005, 2006 and 2007 were $0.0675, $0.0316 and $0.0436, respectively.

     Ordinary Shares Reserved

     As of December 31, 2007, ordinary shares reserved for future issuance were as follows:

Outstanding stock options                        307,508,250
Outstanding RSUs                                  14,327,550
Shares reserved for future stock option grants    54,334,600
Shares reserved for 1999 Purchase Plan            10,791,650
Shares reserved for Awards                        58,750,350
                                                 -----------
                                                 445,712,400
                                                 ===========

18.  EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

     A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                            Years Ended December 31
                                                     ------------------------------------
                                                        2005         2006         2007
                                                     ----------   ----------   ----------
Net income (in thousands)                            $    8,147   $      743   $   24,984
                                                     ==========   ==========   ==========
Weighted average shares outstanding (in thousands)
   -- basic                                           1,961,168    1,932,575    1,905,725
Effect of dilutive securities:
Options and RSUs (in thousands)                          36,291       14,321       38,060
                                                     ----------   ----------   ----------
Weighted average shares outstanding (in thousands)
   -- diluted                                         1,997,459    1,946,896    1,943,785
                                                     ==========   ==========   ==========
Earnings per share -- basic                          $   0.0042   $   0.0004   $   0.0131
                                                     ==========   ==========   ==========
Earnings per share -- diluted                        $   0.0041   $   0.0004   $   0.0129
                                                     ==========   ==========   ==========

     Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005,
     254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006 and
     166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007.

19.  COMMITMENTS

     Capital Commitments

     As described in note 10, the land use right purchase commitment was $537,000 as of December 31, 2007. The original agreement was expired on October 31, 2007 and the Company has negotiated with the counter party for an extension of additional two years.

     Lease Commitments

     The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2011. For the years ended December 31, 2005, 2006 and 2007, leasing costs charged to income in relation to agreements were $1,686,000, $2,148,000 and 2,509,000 respectively. The Company's office lease provides for periodic rental increases based on the general inflation rate.

     As of December 31, 2007, minimum lease payments under all noncancelable leases were as follows:

                               Operating Leases
Year                            (In Thousands)
----                           ----------------
2008                                $2,274
2009                                   813
2010                                   709
2011                                    62
                                    ------
Total minimum lease payments        $3,858
                                    ======

20.  CONTINGENCIES

     The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2007, the Company has deposited an amount of New Taiwan dollars equivalent to approximately $12.4 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

     In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People' s Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9.

     In 2007, the Company received $9.4 million in litigation income in various patent litigation matters in the United States. In March 2008, the Company further received $2.0 million in litigation income in the United States.

     While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

     The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2007, no provision for any litigation has been provided.

21.  FINANCIAL INSTRUMENTS

     Information on the Company's financial instruments is as follows:

                                                     (In Thousands)
                                                      December 31
                                        ---------------------------------------
                                               2006                 2007
                                        ------------------   ------------------
                                        Carrying     Fair    Carrying     Fair
                                         Amount     Value     Amount     Value
                                        --------   -------   --------   -------
Assets
   Cash and cash equivalents             $45,438   $45,438    $52,597   $52,597
   Restricted cash                         8,342     8,342      6,830     6,830
   Short-term investments                 19,697    19,697     28,650    28,650
   Long-term investment in available-
      for-sale securities                  2,668     2,668      6,284     6,284
   Restricted assets                      14,540    14,507     12,393    12,380

     The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in available-for-sale securities are based on quoted market prices.

     Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

     Long-term investments, except for investment in available-for-sale securities, are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

22.  SEGMENT INFORMATION

     The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

     Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                 (In Thousands)
             Years Ended December 31
         ------------------------------
           2005       2006       2007
         --------   --------   --------
China    $ 60,889   $ 92,801   $133,887
Korea      22,957     15,018     13,435
Japan       6,323      9,603     11,992
Taiwan     14,891      6,559      4,232
Others        492        934      1,994
         --------   --------   --------
         $105,552   $124,915   $165,540
         ========   ========   ========

     For the years ended December 31, 2005 and 2006, no customers accounted for 10% or more of net sales. For the year ended December 31, 2007, one customer accounted for 10% or more of net sales.

     Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                   (In Thousands)
                    December 31
            ---------------------------
              2005      2006      2007
            -------   -------   -------
China       $ 8,244   $13,015   $19,807
Taiwan        7,795    21,261    16,665
U.S.A.        6,804     6,669     6,347
Singapore       274       335       232
Others          202       147        97
            -------   -------   -------
            $23,319   $41,427   $43,148
            =======   =======   =======

23. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES AND HONG KONG FINANCIAL REPORTING STANDARDS

     I. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), which differ in certain significant respects from Hong Kong Financial Reporting Standards ("HKFRS").

     (a)  Stock Based Compensation

     Prior to January 1, 2006, under US GAAP the Company could account for stock-based compensation issued to employees using one of the two following methods.

     1)   Intrinsic value based method

     Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

     2)   Fair value based method

     For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

     Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

     The FASB issued SFAS No. 123(R) "Share-Based Payment" which requires companies to recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. Prior to the adoption of SFAS No. 123(R) on January 1, 2006, the Company has adopted the intrinsic value method of accounting for its stock options and the fair value of the stock options was presented for disclosure purpose (see Note 2).

     There has been no HKFRS covering the recognition and measurement of these transactions prior to issue of HKFRS 2 "Share-based payments" which became effective on January 1, 2005. HKFRS 2 requires recognition of the fair value of shares and options awarded to employees over the period to which the employee's services relate. Under HKFRS 2, an entity is required to measure the employee services received by reference to the fair value of the equity instruments at the grant date.

     There is generally no significant difference in the fair value used under SFAS No. 123(R) and HKFRS 2 for measuring the compensation cost of employee arrangements, except for the guidance in related to share-based payments with grade vesting features. Under SFAS No. 123(R), an accounting policy choice exists for awards with a service condition only either: (a) amortize the entire grant on a straight-line basis over the longest vesting period, or (b) recognize a charge similar to HKFRS 2. The Company chooses method
     (a). Under HKFRS 2, compensation charge is recognized on an accelerated basis to reflect the vesting as it occurs. Accordingly, adjustments are made to record the additional charge resulted from different amortization method used for stock-based awards granted subsequent to January 1, 2006.

     Had the Company prepared the financial statements under HKFRS, the Company would have adopted the fair value based method in accounting for stock options and details of the corresponding effect on the net income are set out in Part II (a) below.

     (b)  Property and equipment

     HKFRS requires the recognition of an item of property and equipment as an asset only if it is probable that future economic benefits associated with the item were flow to the entity and the cost of the item can be measured reliably.

     In relation to the prepayment of property and equipment, no future economic benefits flow to the entity as the property and equipment are not held for use in the production or supply of goods or services.

     Under US GAAP, the prepayment of property and equipment are allowed to be included into the category of property and equipment.

     No significant GAAP difference in respect of the accounting for property and equipment is noted for the three years ended December 31, 2007 except for the classification of the balance sheet items as set out in Part II (b) below.

     (c)  Inventory valuation

     Inventories are carried at cost under both US GAAP and HKFRS. However, if there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as "market value." Under US GAAP, a write-down of inventories to the lower of cost or market value at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market value under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin. Under HKFRS, a write-down of inventories to the lower of cost or market value at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market value under HKFRS is net realizable value.

     No significant GAAP difference in respect of the accounting for inventory valuation is noted for the three years ended December 31, 2007.

     (d)  Leases

     Under HKFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

     Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

     No significant GAAP difference in respect of the accounting for leases is noted for the three years ended December 31, 2007 except for the classification of the balance sheet items as set out in Part II (b) below.

     (e)  Deferred income taxes

     Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and HKFRS.

     Under HKFRS, deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. "More likely than not" is defined as a likelihood of more than 50%.

     With respect of the measurement of the deferred taxation, HKFRS requires recognition of the effects of a change in tax laws or rates when the change is "substantively enacted." US GAAP requires measurement using local tax laws and rates enacted at the balance sheet date. Under HKFRS, deferred tax assets and liabilities are always classified as non-current items.

     Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

     No significant GAAP difference in respect of the accounting for deferred income taxes is noted for the three years ended December 31, 2007 except for the classification of the balance sheet items as set out in Part II (b) below.

     (f)  Impairment of asset

     HKFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the assets. Recoverable amount is the higher of an asset's net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

     Under US GAAP, an entity reviews for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the assets. Subsequent reversal of the loss is prohibited.

     No significant GAAP difference in respect of the accounting for impairment of asset is noted for the three years ended December 31, 2007.

     (g)  Research and development costs

     HKFRS requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

     1. the technical feasibility of completing the intangible asset so that it will be available for use or sale;

     2.   its intention to complete the intangible asset and use or sell it;

     3.   its ability to use or sell the intangible asset;

     4. how the intangible asset will generate probable future economic benefits. Among other things, the enterprise can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

     5. the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

     6. its ability to measure the expenditure attributable to the intangible asset during the development phase.

     Under US GAAP, research and development costs are expensed as incurred except for:

     1. those incurred on behalf of other parties under contractual arrangements;

     2.   those that are unique for enterprises in the extractive industries;

     3. certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

     4. certain costs related to the computer software developed or obtained for internal use.

     The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

     No significant GAAP difference in respect of the accounting for research and development costs is noted for the three years ended December 31, 2007.

     (h)  Statements of cash flows

     There are no material differences on statements of cash flows between US GAAP and HKFRS. Under US GAAP, interest received and paid must be classified as an operating activity. Under HKFRS, interest received and paid may be classified as an operating, investing, or financing activity.

     (i)  Segment reporting

     Under HKFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segment. The determination of primary and secondary segment is based on the dominant source of the enterprise's business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

     Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

     The segment information prepared under HKFRS is presented below in Part II
     (d).

II   (a)  The adjustments necessary to restate net income attributable to holders of ordinary shares and stockholders' equity in accordance with HKFRS are summarized as follows:

                                               (In Thousands)
                                           Years Ended December 31
                                        ----------------------------
                                          2005       2006      2007
                                        --------   -------   -------
Net income attributable to holders of
   ordinary shares as reported under
   US GAAP                              $  8,147   $   743   $24,984
HKFRS adjustments
(i) Stock-based compensation
   under HKFRS 2 for the
   year ended December 31,
   2005 (Note)                           (15,862)       --        --
(ii) Additional stock-based
   compensation recognized
   under HKFRS 2 for the
   years ended December 31,
   2006 and 2007                              --      (456)     (938)
                                        --------   -------   -------
Net (loss) income attributable to
   holders of ordinary shares under
   HKFRS                                $ (7,715)  $   287   $24,046
                                        ========   =======   =======
Net (loss) income per share under
   HKFRS
   -- basic                             $(0.0039)  $0.0001   $0.0126
                                        ========   =======   =======
   -- diluted                           $     NA   $0.0001   $0.0124
                                        ========   =======   =======

Note: For the purpose of this reconciliation, the stock-based compensation costs under HKFRS 2 for the year ended December 31, 2005 are determined based on the assumption that the Company would have adopted the fair value based method in accounting for stock options granted prior to and during these years without adoption of the transitional provision allowed under HKFRS 2.

     (b) Under HKFRS, the Company's consolidated total assets and liabilities at December 31, 2006 and 2007 are as follows:

                                                       (In Thousands)
                                                        December 31
                                                    -------------------
                                                      2006       2007
                                                    --------   --------
Non-current assets
   Long-term investments                            $ 24,059   $ 26,715
   Property and equipment, net                        40,001     42,270
   Restricted assets                                  14,540     12,393
   Deferred tax assets                                   326        522
   Prepayments for property and equipment              1,426        878
   Prepaid lease payments                              1,350      1,321
   Other assets                                        1,401      2,049
                                                    --------   --------
                                                      83,103     86,148
                                                    --------   --------
Current assets
   Cash and cash equivalents                          45,438     52,597
   Restricted cash                                     8,342      6,830
   Short-term investments                             19,697     28,650
   Accounts receivables, net                          18,987     24,600
   Inventories                                        14,076     22,127
   Prepaid lease payments                                 29         29
   Prepaid expenses and other current assets           7,348      7,431
                                                    --------   --------
                                                     113,917    142,264
                                                    --------   --------
Total assets                                         197,020    228,412
                                                    --------   --------
Current liabilities
   Notes and accounts payable                          9,851     10,841
   Income tax payable                                    991      1,065
   Accrued expenses and other current liabilities     12,105     11,488
                                                    --------   --------
                                                      22,947     23,394
                                                    --------   --------
Total assets less current liabilities                174,073    205,018
                                                    --------   --------
Non-current liabilities
   Deferred tax liabilities                              107        109
   Accrued pension liabilities                           455        520
   Long-term tax liabilities                              --        210
                                                    --------   --------
                                                         562        839
                                                    --------   --------
Net assets                                          $173,511   $204,179
                                                    ========   ========
Net current assets                                  $ 90,970   $118,870
                                                    ========   ========

     Except for the reclassification as current or non-current items with respect to deferred tax assets and liabilities, prepayment for property and equipment and land use rights, there are no other adjustments and reclassification made to the Company's consolidated balance sheets prepared under US GAAP for conversion into HKFRS.

     (c) Reconciliation of shareholders' equity as at December 31, 2005, 2006 and 2007 is as follows:

                                                             (In Thousands)
                                                      ---------------------------
                                                       Stock-based    Stock based
                                                      compensation   compensation
                                                       recognized     recognized
                                                        under US         under
                                              US          GAAP          HKFRS 2
                                             GAAP        Note 1         Note 2        HKFRS
                                           --------   ------------   ------------   ---------
At December 31, 2005
Shareholders' equity
   Ordinary shares                         $     39                                 $      39
   Treasury stock                            (3,296)                                   (3,296)
   Additional paid-in capital               141,532      (2,928)         47,529       186,133
   Accumulated other
      comprehensive loss:
      Unrealized investment loss reserve       (924)                                     (924)
   Translation reserve                         (194)                                     (194)
Retained earnings (deficit)                  38,739       2,928         (47,529)       (5,862)
                                           --------                                 ---------
                                           $175,896                                 $ 175,896
                                           ========                                 =========
At December 31, 2006
Shareholders' equity
   Ordinary shares                         $     38                                 $      38
   Additional paid-in capital               140,224      (2,928)         47,985       185,281
   Accumulated other
      comprehensive loss:
      Unrealized investment loss reserve     (1,129)                                   (1,129)
Translation reserve                             501                                       501
Retained earnings (deficit)                  33,877       2,928         (47,985)      (11,180)
                                           --------                                 ---------
                                           $173,511                                 $ 173,511
                                           ========                                 =========
At December 31, 2007
Shareholders' equity
   Ordinary shares                         $     38                                 $      38
   Treasury stock                            (1,296)                                   (1,296)
   Additional paid-in capital               144,944      (2,928)         48,923       190,939
   Accumulated other
      comprehensive gain:
      Unrealized investment gain reserve      1,573                                     1,573
   Translation reserve                        2,168                                     2,168
   Unrealized pension loss reserve              (95)                                      (95)
Retained earnings                            56,847       2,928         (48,923)       10,852
                                           --------                                 ---------
                                           $204,179                                 $ 204,179
                                           ========                                 =========

Notes:

1. Included in this reconciliation item was the cumulative stock based compensation expense recognized under US GAAP for the periods prior to year 2005 amounted to approximately $2,928,000.

2. Included in this reconciliation item was the cumulative stock based compensation costs recognized under HKFRS 2 for the periods prior to year 2005 amounted to approximately $31,667,000.

     (d) Segment information presented under HKFRS for the three years ended December 31, 2007:

     The Company has only one business segment which designs, develops and markets high performance semiconductors for power management and security applications.

     The five largest customers of the Company accounted for about 30.3%, 33.1% and 44.0% of the total revenue of the Company for the year ended December 31, 2005, 2006 and 2007, respectively. The largest customer accounted for about 8.3%, 8.5% and 11.1% of the total revenue of the Company for the year ended December 31, 2005, 2006 and 2007 respectively.

     The five largest suppliers of the Company accounted for about 76.2%, 79.5% and 67.6% of the total purchases of the Company for the year ended December 31, 2005, 2006 and 2007, respectively. The largest supplier accounted for about 31.3%, 23.1% and 28.3% of the total purchases of the Company for the year ended December 31, 2005, 2006 and 2007 respectively.

     An analysis by geographical segment, as determined by the customer's ship-to-location is as follows:

                                              (In Thousands)
                                          Years Ended December 31
                                      ------------------------------
                                        2005       2006       2007
                                      --------   --------   --------
Turnover:
China                                 $ 60,889   $ 92,801   $133,887
Korea                                   22,957     15,018     13,435
Japan                                    6,323      9,603     11,992
Taiwan                                  14,891      6,559      4,232
Others                                     492        934      1,994
                                      --------   --------   --------
                                      $105,552   $124,915   $165,540
                                      ========   ========   ========
Segment results:
China                                 $ 38,426   $ 50,453   $ 77,607
Korea                                   14,865      8,968      7,946
Japan                                    3,434      4,138      5,049
Taiwan                                   7,738      3,958      2,703
Others                                     348        626      1,136
                                      --------   --------   --------
                                        64,811     68,143     94,441
Research and development               (25,421)   (30,570)   (33,566)
Selling, general and administrative    (20,279)   (27,801)   (33,304)
Patent related litigation              (10,174)   (10,962)   (10,848)
Litigation income                           --         --      9,364
Stock Exchange of Hong Kong
   listing expenses                     (2,460)      (786)        --
Stock-based compensation               (15,862)    (3,045)    (3,404)
                                      --------   --------   --------
(Loss) income from operations           (9,385)    (5,021)    22,683
Non-operating income, net                2,704      2,858      2,819
                                      --------   --------   --------
(Loss) income before income tax         (6,681)    (2,163)    25,502
Income tax (expense) benefit            (1,034)     2,450     (1,456)
                                      --------   --------   --------
Net (loss) income                     $ (7,715)  $    287   $ 24,046
                                      ========   ========   ========

24.  DISTRIBUTABLE RESERVES

     In the opinion of the directors of the Company, the Company did not have any distributable profits as at December 31, 2006 and 2007. However, the directors have not made any determination as to whether any of the share premium account of the Company may be distributable for the purposes of Cayman Islands law.

25.  SUBSEQUENT EVENT

     In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications and proprietary technology in exchange for $6.5 million and all of the shares of 360 Degree Web Ltd. held by the Company. 20% of the cash consideration will be held in an escrow account in accordance with the terms of the escrow agreement. As a result of the asset acquisition, the Company is expected to obtain certain core technologies that are essential to the future growth of the Company's security appliance products. The Company is currently in the process of obtaining third party valuations for the allocation of purchase price.

               [Logo] O//2// Micro/R/ Breathing Life into Mobility

                    Advanced Solutions for Industry Leaders!

                                    [GRAPHIC]

Marketing Support Centers:

.. Austin  . Houston  . Santa Clara
.. Seoul  . Shanghai  . Taipei  . Tokyo

Operations & Design Centers:

.. Beijing  . Chengdu  . Europe  . Hong Kong  . Hsinchu
.. Santa Clara  . Shanghai  . Singapore  . Taipei  . Wuhan

DigitalLaserTrim/TM/, MemoryCardBus/TM/, MultiMediaBay/TM/, SifoScopes/TM/, SifoView/TM/, G-Based USG/TM/, Defense on Demand/TM/, SifoML/TM/, USG/TM/, Battery Balancing on Demand/TM/, Bleeding-on-Demand/TM/, CO//2//OL Battery Technology/TM/, ALT/TM/, Area Lighting Technology/TM/, Uni3ed Security Gateway/TM/, FilePass/TM/, UDesk/TM/, KaraDJ/TM/, and combinations thereof are trademarks of O//2//Micro. The O//2//Micro Logo and text, AudioDJ/R/, Battery Crisis Management/R/, Breathing Life into Mobility/R/, IntelligentDJ/R/, Intelligent Inverter/R/, S.A.F.E. Technology/R/, SmartCardBus/R/, SmartCardSensing/R/, PO//2//WER/R/, SuperDJ/R/, Ultra E3cient/R/, the O//2//Micro SMART CARD ENABLED Logo, Cool Charge/R/, Succendo/R/, Phase-on-demand/R/, PO//2//WER-ON-DEMAND/R/, ResponsiveCOMMAND/R/, O//2//Micro Security Logo bug, Breathing Life into Security/R/, SifoWorks/R/, MagicStar/R/, ExpressSwitch/R/, Topology-on-Demand/R/, Constant-Ripple-Current/R/, Cool Battery Technology/R/ and combinations thereof are registered trademarks of O//2//Micro. The absence of the trademark symbol in any of the product names or logos belonging to O//2//Micro, appearing anywhere in the text of this document does not constitute a waiver of O//2//Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O//2//Micro's products due to adverse economic conditions in general or specifically affecting O//2//Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with O//2//Micro's initial public offering in August 2000, Form F-3 in connection with the our public offering in November 2001, and annual reports on Form 20-F, all of which are filed with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.